Exhibit 99.1

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025 AND 2024

(Expressed in thousands of U.S. dollars - unaudited)

BITFARMS LTD.
TABLE OF CONTENTS

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BITFARMS LTD.
INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in thousands of U.S. dollars - unaudited)

		As of September 30,	As of December 31,
	Notes	2025	2024
Assets
Current
Cash		86,952	59,542
Trade receivables		3,274	1,259
Other assets		4,520	7,285
Short-term prepaid deposits		6,121	14,554
Rights to renewable energy credits and waste tax credits	7	9,370	—
Income taxes receivable		321	424
Digital assets	8	171,278	87,298
Digital assets - restricted	8	17,933	32,826
Inventories	9	6,979	1,180
Derivative assets	10, 21	3,223	3,418
Assets held for sale	11	64,739	5,923
		374,710	213,709
Non-current
Restricted cash	18	25,000	—
Rights to waste tax credits	7	5,597	—
Property, plant and equipment	12, 26	359,870	348,525
Right-of-use assets		21,033	23,020
Long-term deposits and equipment prepayments	13	11,111	56,367
Refundable deposits	14	350	21,956
Intangible assets		2,739	4,039
Investment in associate	15	869	—
Total assets		801,279	667,616
Liabilities
Current
Trade payables and accrued liabilities	16	68,499	25,894
Derivative liabilities	10, 21	—	128
Current portion of long-term debt	18	607	146
Current portion of lease liabilities		3,469	2,089
Redemption obligations	10	15,339	—
Warrant liabilities	17	29,138	8,013
		117,052	36,270
Non-current
Long-term debt	18	50,843	1,430
Lease liabilities		18,765	19,750
Asset retirement provision		1,717	2,106
Deferred tax liability		65	65
Other non-current liability		1,481	—
Total liabilities		189,923	59,621
Shareholders’ equity
Share capital	20	969,438	852,286
Equity warrants	20	11,477	—
Contributed surplus		69,645	67,521
Accumulated deficit		(459,114)	(334,507)
Revaluation surplus		19,910	22,695
Total equity		611,356	607,995
Total liabilities and equity		801,279	667,616

Should be read in conjunction with the notes to the interim condensed consolidated financial statements

November 12, 2025	/s/ Brian Howlett	/s/ Ben Gagnon	/s/ Jonathan Mir
Date of approval of the financial statements	Chairman of the Board of Directors	Chief Executive Officer & Director	Chief Financial Officer

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BITFARMS LTD.
INTERIM CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND COMPREHENSIVE PROFIT OR LOSS
(Expressed in thousands of U.S. dollars, except per share amounts - unaudited)

		Three months ended September 30,		Nine months ended September 30,
	Notes	2025	2024	2025	2024

Continuing operations
Revenues	8, 25, 26	69,245	27,072	179,050	95,522
Cost of revenues	25	(72,127)	(29,072)	(181,684)	(117,475)
Gross loss		(2,882)	(2,000)	(2,634)	(21,953)

Operating expenses
General and administrative expenses	25	(17,036)	(25,310)	(54,203)	(47,809)
Gain (loss) on disposition of property, plant and equipment and deposits	6, 12	64	(12)	7,426	101
Impairment of non-financial assets	11	(9,102)	(3,628)	(9,102)	(3,628)
Operating loss		(28,956)	(30,950)	(58,513)	(73,289)

Net financial (expenses) income	25	(19,649)	6,868	(15,676)	16,387
Net loss before income taxes		(48,605)	(24,082)	(74,189)	(56,902)

Income tax recovery	19	2,347	98	5,554	4,417
Net loss from continuing operations		(46,258)	(23,984)	(68,635)	(52,485)
Net loss from discontinued operations	22	(34,511)	(12,665)	(74,734)	(16,743)
Net loss		(80,769)	(36,649)	(143,369)	(69,228)

Other comprehensive income (loss)
Item that will not be reclassified to profit or loss:
Change in revaluation surplus - digital assets, net of tax	8	6,395	721	15,977	12,699
Total comprehensive loss from continuing operations, net of tax		(39,863)	(23,263)	(52,658)	(39,786)
Total comprehensive loss from discontinued operations, net of tax	22	(34,511)	(12,665)	(74,734)	(16,743)
Total comprehensive loss, net of tax		(74,374)	(35,928)	(127,392)	(56,529)

Net loss per share from continuing operations	23
Basic and diluted		(0.08)	(0.05)	(0.13)	(0.13)
Net loss per share	23
Basic and diluted		(0.15)	(0.08)	(0.27)	(0.17)
Weighted average number of common shares outstanding	23
Basic and diluted		556,539,628	448,711,912	537,721,978	396,423,169

Should be read in conjunction with the notes to the interim condensed consolidated financial statements

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BITFARMS LTD.
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in thousands of U.S. dollars, except number of shares - unaudited)

	Notes	Number of shares	Share capital	Equity warrants	Contributed surplus	Accumulated deficit	Revaluation surplus	Total equity
Balance as of January 1, 2025		479,332,885	852,286	—	67,521	(334,507)	22,695	607,995
Net loss		—	—	—	—	(143,369)	—	(143,369)
Change in revaluation surplus - digital assets, net of tax		—	—	—	—	—	15,977	15,977
Total comprehensive loss, net of tax		—	—	—	—	(143,369)	15,977	(127,392)

Transfer of revaluation surplus on disposal of digital assets to accumulated deficit, net of tax		—	—	—	—	18,762	(18,762)	—
Share-based payment	24	—	—	—	10,902	—	—	10,902
Issuance of replacement share-based payment	5	—	—	—	232	—	—	232
Issuance of common shares	20	79,037,751	104,299	—	—	—	—	104,299
Issuance of equity warrants	20	—	—	11,477	—	—	—	11,477
Settlement of restricted share units	24	2,469,700	3,892	—	(3,892)	—	—	—
Exercise of stock options and warrants	20, 24	8,431,232	20,228	—	(6,429)	—	—	13,799
Settlement of share awards	20, 24	1,543,320	1,558	—	(1,558)	—	—	—
Repurchase and cancellation of common shares	20	(7,807,141)	(12,825)	—	2,869	—	—	(9,956)
Balance as of September 30, 2025		563,007,747	969,438	11,477	69,645	(459,114)	19,910	611,356

Balance as of January 1, 2024		334,153,330	535,009	—	56,622	(299,810)	2,941	294,762
Net loss		—	—	—	—	(69,228)	—	(69,228)
Change in revaluation surplus - digital assets, net of tax		—	—	—	—	—	12,699	12,699
Total comprehensive loss, net of tax		—	—	—	—	(69,228)	12,699	(56,529)

Transfer of revaluation surplus on disposal of digital assets to accumulated deficit, net of tax		—	—	—	—	12,329	(12,329)	—
Share-based payment	24	—	—	—	9,928	—	—	9,928
Issuance of common shares	20	110,856,066	242,392	—	—	—	—	242,392
Settlement of restricted share units	24	366,666	1,016	—	(1,016)	—	—	—
Exercise of stock options and warrants	20, 24	7,559,259	23,220	—	(1,749)	—	—	21,471
Balance as of September 30, 2024		452,935,321	801,637	—	63,785	(356,709)	3,311	512,024

Should be read in conjunction with the notes to the interim condensed consolidated financial statements

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BITFARMS LTD.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of U.S. dollars - unaudited)

		Nine months ended September 30,
	Notes	2025	2024

Cash flows from (used in) in operating activities
Net loss		(143,369)	(69,228)
Adjustment for non-cash items:
Depreciation and amortization	27	100,179	116,383
Impairment of non-financial assets		75,076	3,628
Net financial expenses (income)		15,355	(17,367)
Digital assets earned and hosting revenue received in BTC	8	(211,928)	(132,644)
Share-based payment		10,902	9,928
Income tax recovery		(5,141)	(4,583)
Renewable energy credits earned	7	(17,000)	—
(Gain) loss on disposition of property, plant and equipment and deposits		(9,016)	606
Digital assets exchanged for services	8	5,178	—
Interest income received		1,666	4,895
Interest expenses paid		(2,527)	(1,092)
Income taxes paid		(383)	(1,247)
Proceeds from disposition of renewable energy and waste tax credits	7	11,022	—
Changes in non-cash working capital components	27	17,042	(6,439)
Net change in cash related to operating activities		(152,944)	(97,160)

Cash flows from (used in) investing activities
Proceeds from sale of digital assets	8	159,295	111,264
Purchase of property, plant and equipment and Intangible asset		(75,365)	(168,687)
Proceeds from sale of property, plant and equipment and assets held for sale		17,226	2,598
Costs related to purchase and sale of assets held for sale		(7,988)	—
Purchase of marketable securities		(10,678)	(10,405)
Proceeds from disposition of marketable securities		11,133	11,936
Refundable Deposit	13	—	(7,800)
Purchase of derivative assets and liabilities	10	(151,067)	—
Proceeds from disposition of derivative assets and liabilities	10	164,367	—
Equipment and construction prepayments		(822)	(96,504)
Proceeds from disposal of business	6	63,038	—
Acquisition of business	5	(48,084)	—
Investment in Associate	15	(875)	—
Net change in cash related to investing activities		120,180	(157,598)

Cash flows from (used in) financing activities
Repayment of long-term debt	18	(437)	(4,045)
Proceeds from long-term debt, net of transaction costs	18	47,611	1,695
Repayment of lease liabilities		(1,625)	(1,998)
Issuance of common shares	20	38,043	239,392
Exercise of stock options and warrants	20, 24	11,446	8,620
Repurchase and cancellation of common shares	21	(9,956)	—
Net change in cash related to financing activities		85,082	243,664

Net increase in cash		52,318	(11,094)
Cash, beginning of the period		59,542	84,038
Exchange rates differences on currency translation		92	(31)
Cash and restricted cash, end of the period		111,952	72,913

Cash flows from discontinued operations	22	(109)	1,324

Should be read in conjunction with the notes to the interim condensed consolidated financial statements

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BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 1: NATURE OF OPERATIONS

Bitfarms Ltd. was incorporated under the Canada Business Corporations Act on October 11, 2018 and continued under the Business Corporations Act (Ontario) on August 27, 2021. The consolidated financial statements of the corporation comprise the accounts of Bitfarms Ltd. and its wholly-owned subsidiaries (together referred to as the “Company” or “Bitfarms”). The common shares of the Company are listed on the Nasdaq Stock Market and the Toronto Stock Exchange (Nasdaq/TSX: BITF). Its registered office is located at 110 Yonge Street, Suite 1601, Toronto, Ontario, Canada, M5C 1T4.

The activities of the Company are comprised mainly of selling its computational power used for hashing calculations for the purpose of cryptocurrency mining in multiple jurisdictions as described in Note 26 “Geographical Information”. The Company’s operations are currently located in the United States, Canada and Paraguay. Refer to Note 22 for disclosures related to discontinued operations in Argentina and Paraguay. Volta, a wholly-owned subsidiary of the Company, assists the Company in building and maintaining its Canadian data centers and provides electrician services to both commercial and residential customers in Quebec, Canada. Having completed its investments into Bitcoin mining in 2024 and 2025, the Company is now focused on converting as much of its existing energy and data center infrastructure to HPC and AI. The Company’s current initiatives include the construction and buildout of new HPC/AI data centers.

Bitfarms primarily owns and operates data centers housing computers (referred to as “Miners”) designed for the purpose of validating transactions on the Bitcoin Blockchain (referred to as “Mining”). Bitfarms generally operates its Miners 24 hours per day to produce computational power used for hashing calculations (measured by hashrate) that Bitfarms sells to Mining pool operators under a formula-driven rate commonly known in the industry as Full Pay Per Share (“FPPS”). Under FPPS, Mining pool operators compensate Mining companies for their computational power used for hashing calculations, measured by hashrate, based on what the Mining pool operator would expect to generate in revenue for a given time period if there was no randomness involved. The fee paid by a Mining pool operator to Bitfarms for its computational power used for hashing calculations may be in cryptocurrency, U.S. dollars, or another currency. However, the fees are paid to the Company on a daily basis in BTC (as defined below). Bitfarms accumulates the cryptocurrency fees it receives or exchanges them for U.S. dollars through reputable and established cryptocurrency trading platforms.

As described in Note 5, the Company acquired Stronghold Digital Mining, Inc. (“Stronghold”) on March 14, 2025 (the “Stronghold Transaction”). Through the acquisition of Stronghold, the Company now owns and operates two refuse power generation facilities in Pennsylvania, United States. To support its co-located data centers, the Company’s primary fuel source at these facilities is waste which is provided by various third parties. Waste tax credits are earned by the Company by utilizing refuse to generate electricity. The Company either consumes the energy internally to support computational activities related to hashing calculations or sells the energy it produces to the local energy supplier (the “Grid”).

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BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 1: NATURE OF OPERATIONS (Continued)

Terms and definitions

In these financial statements, the terms below have the following definitions:

	Term	Definition
1	Backbone	Backbone Hosting Solutions Inc.
2	Volta	9159-9290 Quebec Inc.
3	Backbone Argentina	Backbone Hosting Solutions SAU
4	Backbone Paraguay	Backbone Hosting Solutions Paraguay SA
5	Backbone Mining	Backbone Mining Solutions LLC
6	Backbone Yguazu	Zunz SA
7	BTC	Bitcoin
8	BVVE	Blockchain Verification and Validation Equipment (primarily Miners and mining-related equipment)
9	MW	Megawatt
10	CAD	Canadian dollars
11	USD	U.S. dollars
12	ARS	Argentine pesos

NOTE 2: LIQUIDITY

Bitfarms’ primary source of revenues is Bitcoin Mining, a highly volatile industry subject to significant inherent risk. Declines in the market prices of cryptocurrencies, an increase in the difficulty of BTC mining, delays in the delivery of Mining equipment, changes in the regulatory environment and adverse changes in other inherent risks can significantly and negatively impact the Company’s operations and cash flows and its ability to maintain sufficient liquidity to meet its financial obligations. Adverse changes to the factors mentioned above can impact the recoverability of the Company’s digital assets and property, plant and equipment (“PPE”), resulting in impairment losses being recorded.

The Company’s operating cash flows are negative as the proceeds from the BTC sold from its mining operations are classified within investing activities. However, the Company’s current operating budget and future estimated cash flows (which includes planned proceeds from the sale of digital assets) combined with cash on hand indicate that the Company will have sufficient cash resources to meet its obligations exclusive of planned capital commitments for the buildout and development of HPC/AI infrastructure projects, during the twelve-month period following the date these interim condensed consolidated financial statements were authorized for issuance (the “twelve-month period”). These analyses are based on BTC market factors including price, difficulty and network hashrate for the twelve-month period.

At current BTC prices, the Company’s existing cash resources and the forecasted cash flows from proceeds from sales of its BTC treasury and BTC earned are anticipated not to be sufficient to fund planned capital investments for the buildout and development of HPC/AI infrastructure projects. The Company therefore expects to need to raise additional funds from external sources to finance these planned capital investments.

In April 2025, the Company secured a credit facility for up to $300,000 with Macquarie Equipment Capital, Inc. (“Macquarie”), of which $50,000 was drawn and outstanding as of September 30, 2025. Refer to Note 18 for more details. During October 2025, the Company drew an additional $50,000 from the Macquarie credit facility and offered a $588,000 aggregate principal amount of convertible senior notes including purchaser’s options of $88,000. During November 2025, the Company entered into a purchase commitment of $128,700 for HPC/AI infrastructure projects with a large publicly traded American multinational provider of critical infrastructure and services for data centers. Refer to Note 29 for more details.

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BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 2: LIQUIDITY (Continued)

If the Company raises additional funds by issuing securities, existing shareholders’ ownership in the Company may be diluted. If the Company is unable to obtain financing, including from the issuance of securities, or if funds from operations are negatively impacted, or if the Company is in breach of its covenants, the Company may have difficulty meeting its payment obligations.

NOTE 3: BASIS OF PRESENTATION AND MATERIAL ACCOUNTING POLICY INFORMATION

a.	Basis of preparation and measurement

The interim condensed consolidated financial statements (“Financial Statements”) of the Company comprise the accounts of Bitfarms Ltd. and its wholly-owned subsidiaries. These Financial Statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) applicable to the preparation of interim financial statements, including International Accounting Standard 34, Interim Financial Reporting. These Financial Statements were approved by the Board of Directors (the “Board”) on November 12, 2025.

These Financial Statements do not include all the information required for full annual financial statements and should be read in conjunction with the audited annual consolidated financial statements of the Company and the notes thereto for the year ended December 31, 2024.

The Financial Statements have been prepared on the historical cost basis, except for the revaluation of certain financial instruments and digital assets recorded at fair value, and assets held for sale measured at the lower of their carrying amount and fair value less costs to sell.

These Financial Statements have been prepared under the same accounting policies used in the audited annual consolidated financial statements for the year ended December 31, 2024, except for material new accounting policies added during the three and nine months ended September 30, 2025, and new accounting standards issued and adopted by the Company which are described below. The accounting policies have been applied consistently by the Company’s entities and to all periods presented in these Financial Statements, unless otherwise indicated.

b.	Material new accounting policy information

Business combinations

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at acquisition date at fair value, and the amount of any non-controlling interests in the acquiree. Acquisition-related costs are expensed as incurred and included in general and administrative expenses.

The Company determines that it has acquired a business when the acquired set of activities and assets include an input and a substantive process that together significantly contribute to the ability to create outputs.

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BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 3: BASIS OF PRESENTATION AND MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

b.	Material new accounting policy information (Continued)

Transaction costs

Transaction costs related to financial liabilities at amortized cost are deducted from the carrying value of the financial liability. They are then recognized over the expected life of the instrument using the effective interest method. Transaction costs include fees and commissions paid to agents, advisers, brokers and dealers; levies by regulatory agencies and securities exchanges; and transfer taxes and duties. Transaction costs do not include debt premiums or discounts, financing costs, internal administrative costs or holding costs.

Warrant liabilities and equity warrants

The Company issues warrants which entitle the holder to buy the Company’s common shares at a predetermined exercise price within a certain time frame. The warrants may include a cashless exercise clause which would result in a variable number of shares being issued for a fixed price due to the unknown future price of the shares. The Company does not expect the warrants to be exercised on a cashless basis. Referred to as warrant liability, the Company records these warrants as a financial liability. Upon exercise, the Company records the exercised warrants at fair value immediately before settlement and records the gain or loss through the consolidated statements of profit or loss and comprehensive profit or loss. The Company subsequently measures the outstanding warrants at fair value at each reporting date and records the gain or loss through the consolidated statements of profit or loss and comprehensive profit or loss. Warrants issued which do not include a cashless exercise feature, referred to as equity warrants, are classified as equity instruments. Consideration received on the sale of a share and share purchase warrant is allocated using the fair value method.

Revenue recognition

Cryptocurrency Hosting Revenue

The Company has entered hosting contracts where it operates mining equipment on behalf of third parties within its facilities. Revenue from hosting contracts is measured as the Company meets its obligation of operating the hosted equipment over time.

Energy Revenue

The Company operates as a market participant through the Pennsylvania, New Jersey, Maryland Interconnection (“PJM”), a Regional Transmission Organization (“RTO”) that coordinates the movement of wholesale electricity. The Company sells energy from its Panther Creek and Scrubgrass generating plants in the open market in the PJM RTO in the real-time, location marginal pricing market. Revenues from the sale of energy are earned as the energy is delivered as a series of distinct units that are substantially the same and have the same pattern of transfer to the customer over time and are, therefore, accounted for as a distinct performance obligation. Revenue from the sale of energy is recognized over time as energy volumes are generated and delivered to the RTO (which is contemporaneous with generation), using the output method based on megawatt hours for measuring progress. The Company applies the “right to invoice” practical expedient in recognizing revenue from the sale of energy. Under this practical expedient, revenue from the sale of energy is recognized based on the invoiced amount which corresponds directly with the value provided to the customer for the Company’s performance obligation completed to date.

Reactive energy power is provided to PJM to maintain a continuous voltage level. Revenue from reactive power is recognized ratably over time as the Company stands ready to provide it if called upon by the PJM RTO.

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BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 3: BASIS OF PRESENTATION AND MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

b.	Material new accounting policy information (Continued)

Property, Plant and Equipment

Property, plant and equipment are depreciated as follows:

Asset Class	Depreciation Method	Depreciation period
BVVE
Miners	Straight-line	3 years
Mining-related equipment	Straight-line	5 years
Leasehold improvements	Straight-line	Shorter of the lease term and the expected life of the improvement
Machinery and equipment	Straight-line	5 to 20 years
Asset retirement cost	Straight-line	Over the lease term or 10 to 30 years
Buildings	Declining balance	4%
Power plants	Declining balance	4%
Vehicles	Declining balance	30%

Leases

Right-of-use (“ROU”) assets are depreciated over the shorter of the lease term and the estimated useful lives of the assets, as follows:

Asset Class	Depreciation Method	Depreciation period
Leased premises	Straight-line	4-10 years
Machinery and equipment	Straight-line	3-4 years
Vehicles and other	Straight-line	3-5 years
BVVE	Straight-line	3 years

BTC Redemption Options and redemption obligation

A redemption obligation is recorded for the remaining BTC Redemption Options for which Miners have been shipped, reflecting the Company’s obligation to either redeem the BTC Pledged for cash or use the BTC Pledged for the purchase of the Miners. The redemption obligation amount represents the value of Miners shipped, for which BTC payments were made, and reduced by the value of the BTC redeemed. Refer to Note 8 and 10 for more details.

Investments in Associates

Associates are all entities over which the Company has significant influence but not control or joint control. Investments in associates are accounted for using the equity method of accounting. Under the equity method, the Company recognizes its share of profit and loss and other comprehensive income (loss) of the associates. Dividends received or receivable from associates are recognized as a reduction in the carrying amount of the investment.

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BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 3: BASIS OF PRESENTATION AND MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

b.	Material new accounting policy information (Continued)

Rights to Renewable Energy Credits and Waste Tax Credits

The Company uses refuse, which is classified as a Tier II Alternative Energy Source under Pennsylvania law, to produce energy to sell to the Grid. Renewable energy credits (“RECs”) are generated from renewable sources (i.e., refuse) that can be sold or traded. Government grants related to waste tax credits (“WTCs”) are issued by the Commonwealth of Pennsylvania. Facilities that generate electricity by using refuse for power generation, control acid gases for emission control, and use the ash produced to reclaim mining-affected sites are eligible for such credits. The rights to RECs and WTCs are accounted for as intangible assets as per IAS 38, Intangible Assets. Simultaneously, in accordance with IAS 20, Accounting for Government Grants and Disclosure of Government Assistance, a corresponding contra expense within cost of revenues is recorded to offset the fuel expenses (energy cost) incurred to produce energy.

After the government grants the RECs and WTCs, a third party acts as the benefactor, on behalf of the Company, in the open market and is invoiced as RECs and WTCs are sold. When these credits are sold, the corresponding asset for the rights to RECs and WTCs are credited. Gain or loss on disposal are recorded in the statements of profit and loss and other comprehensive income (loss).

Discontinued Operations

A discontinued operation is a component of an entity that has either been abandoned, sold or is classified as held for sale and represents: i) a distinct major business line or operational region, ii) is part of a coordinated plan to sell a distinct major business line or operational region, or iii) is a subsidiary acquired solely for resale.

Discontinued operations are excluded from the results of continuing operations and are presented as a single amount as profit or loss after tax from discontinued operations in the consolidated statements of profit and loss and other comprehensive income (loss). Cash flows from discontinued operations are included in the consolidated statement of cash flows and are disclosed separately in Note 22.

When an operation is classified as a discontinued operation, the comparative consolidated statements of profit and loss and other comprehensive income (loss) are re-presented as if the operation had been discontinued from the beginning of the comparative year.

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BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 3: BASIS OF PRESENTATION AND MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

b.	Material new accounting policy information (Continued)

Performance Share Units

The Company grants Performance Share Units (“PSUs”) to senior management as part of its long-term incentive plan. PSUs entitle participants to receive a specified number of common shares of the Company, subject to the achievement of predetermined performance and service conditions over a defined vesting period.

PSUs vest in a single tranche at the end of the performance cycle, contingent upon the attainment of certain corporate performance objectives. Upon vesting, each PSU converts into one common share of the Company, subject to a multiplier based on the level of achievement of the performance objectives. The actual number of shares awarded may be 0%, 50%, 100% or 200% of the target award.

The fair value of PSUs is determined at the grant date using a Monte Carlo simulation model, which incorporates the probability of achieving market-based performance conditions. The grant date fair value is recognized as share-based payment expense over the vesting period, with a corresponding increase in contributed surplus. Market conditions shall be taken into account when estimating the fair value of the equity instruments at the grant date and shall not be subsequently remeasured. The expense is adjusted, when applicable, to reflect the number of awards expected to vest based on non-market performance and service conditions.

c.	New accounting amendments issued and adopted by the Company

The following amendments to existing standards were adopted with no impact to the Company for its annual period beginning on January 1, 2025:

Amendments to IAS 21, The Effects of Changes in Foreign Exchange Rates (“IAS 21”)

Amendments to IAS 21 require an entity to apply a consistent approach in assessing whether a currency can be exchanged into another currency and, when it cannot, in determining the exchange rate to use and the disclosures to provide.

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BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 3: BASIS OF PRESENTATION AND MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

d.	New accounting amendments and standards issued to be adopted at a later date

The following amendments to existing standards have been issued and are applicable to the Company for its annual period beginning on January 1, 2026, with an earlier application permitted:

Amendments to IFRS 9, Financial Instruments (“IFRS 9”) and IFRS 7, Financial Instruments: Disclosures (“IFRS 7)

Amendments to IFRS 9 and IFRS 7 clarify that financial assets and financial liabilities are recognized and derecognized at settlement date except for regular way purchases or sales of financial assets and financial liabilities meeting conditions for the new exception. The new exception permits companies to elect to derecognize certain financial liabilities settled via electronic payment systems earlier than the settlement date.

These amendments also provide guidelines to assess contractual cash flow characteristics of financial assets, which apply to all contingent cash flows, including those arising from environmental, social, and governance (ESG)-linked features.

In addition, the amendments for investments in equity instruments reported at fair value through other comprehensive income require separately disclosing the fair value gain or loss for investments derecognized in the period and investments held. The amendments added disclosure requirements for financial instruments with contingent features that could change the timing or amount of contractual cash flows that do not relate directly to basic lending risks and costs.

Furthermore, the amendments to IFRS 9 clarify: i) the requirements to account for an extinguishment of a lessee’s lease liability that results in a gain or loss recognized in net income; and ii) the definition of the term “transaction price”.

The Company is currently evaluating the impact of adopting the amendments on the Company’s Financial Statements.

The following new standard has been issued and is applicable to the Company for its annual period beginning on January 1, 2027, with an earlier application permitted:

IFRS 18, Presentation and Disclosure in Financial Statements (“IFRS 18”)

On April 9, 2024, the International Accounting Standards Board (“IASB”) issued IFRS 18, the new standard on presentation and disclosure in financial statements, which will replace IAS 1, with a focus on updates to the statement of profit or loss. The key new concepts introduced in IFRS 18 relate to:

●	The structure of the statement of profit or loss, including specified totals and subtotals;
●	Required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements (i.e., Management-defined performance measures); and
●	Enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general.

The Company is currently evaluating the impact of adopting the new standard on the Company’s Financial Statements.

14	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 4: SIGNIFICANT ACCOUNTING JUDGMENTS AND ESTIMATES

The preparation of the Financial Statements requires Bitfarms’ management team (“Management”) to undertake judgments, estimates and assumptions about recognition and measurement of assets, liabilities, income and expenses. These estimates and judgments are based on Management’s best knowledge of the relevant events and circumstances and actions the Company may take in the future. The actual results may differ from these assumptions and estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to assumptions and estimates are recognized in the period in which the assumption or estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

The significant judgements made by Management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those described in the audited annual consolidated financial statements for year ended December 31, 2024, except for the following:

Business Combinations

Significant business combinations require judgements and estimates to be made at the date of acquisition in relation to determining the relative fair value of the allocation of the purchase consideration over the fair value of the assets. The information necessary to measure the fair values as at the acquisition date requires Management to make certain judgements and estimates about future events, including but not limited to forecasted revenues, operating costs and capital expenditures, future digital currency prices and income tax rates.

Performance Share Units

Management exercises significant judgment to assess the probability of meeting performance conditions tied to PSUs. The Company applies the Monte Carlo simulation method, which evaluates both market-based and non-market-based targets. This method requires various assumptions including share price volatility, risk-free interest rates, dividend yield, and the probability of meeting performance goals. Volatility and other inputs are estimated using historical and relevant market information. Changes in these assumptions or in Management’s expectations regarding the achievement of performance and service conditions can materially impact the valuation and the amount of the expense recognized. The final number of PSUs that vest is subject to a performance multiplier, which is based on Management’s best estimate of future outcomes and is inherently uncertain.

Discontinued Operations

Significant judgment is required to determine if a disposal qualifies as discontinued operations, which is a component of a business that is being sold or is held for sale and represents a distinct major business line or operational region that has a major impact on the Company. Key judgments include assessing whether a component is a distinct major line of business or geographic area, evaluating the significance of the impact of the disposal on future financial results and whether the sale is highly probable. For the disposal group to be abandoned, Management also exercises judgment the business is being abandoned (not sold) and when the abandonment event has triggered the classification of the component as discontinued.

15	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 5: BUSINESS COMBINATION

On March 14, 2025 (the “Acquisition Date”), the Company acquired 100% of the issued share capital of Stronghold in a stock-for-stock merger transaction. Under the terms of the merger agreement, each Stronghold shareholder received 2.52 shares of Bitfarms for each Stronghold share they owned. A total of 59,866,609 common shares and 12,893,650 warrants were issued. In addition, the Company paid $51,060 on closing to retire Stronghold’s outstanding loans and other closing costs.

As a result of the business combination, the pre-existing hosting agreements between the Company and Stronghold were effectively settled. A gain of $945 was recognized on the settlement of the Refundable Hosting Deposits. Refer to Note 14 and Note 21 for more details.

Stronghold is a vertically integrated power generation and data center company focused on environmental remediation and reclamation services in Pennsylvania, United States. The Stronghold Transaction is aligned with the Company’s strategic objectives to diversify its operations and expand its presence in the United States through vertical integration of power generation and energy arbitrage capabilities.

16	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 5: BUSINESS COMBINATION (Continued)

Details of the purchase price allocation* and the fair value of the net assets acquired are as follows:

		As of March 14,
	Notes	2025

Purchase consideration
Cash paid through repayment of debts		44,982
Reimbursement of Stronghold’s acquisition-related costs		6,078
Fair value of shares issued**	20	66,452
Fair value of warrants issued	20	11,477
Fair value of replacement share-based payment	24	232
Settlement of Refundable Hosting Deposits	14, 21	15,474
Fair value of consideration transferred		144,695

Net identifiable assets acquired
Cash and cash equivalents		2,976
Accounts receivable		1,095
Short-term prepaid deposits		1,732
Other assets (current)		118
Rights to energy credits and waste tax credits (current portion)	7	7,395
Rights to waste tax credits (non-current portion)	7	1,594
Inventories	9	3,269
Property, plant and equipment	12	152,264
Intangible assets		51
Right-of-use assets		1,594
Other non-current assets		1,550
Accounts payable and accrued liabilities	16	(23,488)
Current portion of long-term debt	18	(420)
Current portion of lease liabilities		(800)
Long-term debt	18	(460)
Non-current lease liabilities		(756)
Asset retirement provision		(1,135)
Other non-current liabilities		(1,884)
Total net identifiable assets acquired		144,695

* The purchase price allocation for the acquisition reflects fair value estimates which are subject to change within the measurement period. As of November 12, 2025, the Company has substantially determined the fair values of most net assets except for property, plant and equipment and accounts payable and accrued liabilities. The fair values of certain tangible assets remain preliminary and are subject to change as the Company continues to assess the condition and useful lives of the assets. Accounts payable and accrued liabilities remain subject to change pending final confirmation of completeness. Measurement period adjustments that the Company determines to be material will be applied retrospectively to the period of acquisition in the Company’s consolidated financial statements and, depending on the nature of the adjustments, other periods subsequent to the period of acquisition could also be affected. During the nine months ended September 30, 2025, the Company recognized minor measurement period adjustments, which have been reflected retrospectively in the consolidated financial statements. See below for details of measurement period adjustments.

** The fair value of the 59,866,609 shares issued as part of the consideration paid for Stronghold was based on the published share price on March 14, 2025 of $1.11 per share. Issuance costs of $196, which were directly attributable to the issuance of the shares, were netted against the deemed proceeds.

17	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 5: BUSINESS COMBINATION (Continued)

Total acquisition-related costs that were not directly attributable to the issuance of shares amounted to $7,081, of which $1,571 were incurred during the first quarter of 2025, and $5,510 were incurred during the year ended December 31, 2024. These amounts were included in general and administrative expenses in the consolidated statements of profit or loss and comprehensive profit or loss.

Revenue and profit and loss contribution

The following financial information presents the contributed revenue and profit and loss of the Company as if the closing of the Transaction occurred as of January 1, 2025 (“Proforma”). The contributed revenue and profit and loss of Stronghold since the Acquisition Date (“Actual Contribution”) are presented as follows:

	Proforma	Actual Contribution
	From January 1 to September 30, 2025	From March 15 to September 30, 2025
Revenue from continuing operations	190,843	55,244
Net (loss) income from continuing operations	(82,468)	6,424

Purchase consideration - cash outflow

Nine months ended September 30,
2025
Cash outflow, net of cash acquired
Cash consideration	51,060
Less: cash balances acquired	(2,976)
Net cash outflow related to investing activities	48,084

Measurement period adjustments

The Company obtained new information about amounts and the related facts and circumstances that existed at the Acquisition Date that should have been recognized as of the Acquisition Date.

During the second quarter of 2025, adjustments to record additional accrued liabilities and rights to energy credits of $1,500 and $3,102, respectively, were recorded with a corresponding net decrease of $1,602 in property, plant and equipment.

During the three months ended September 30, 2025, an adjustment to recognize WTCs that existed as of the Acquisition Date of $5,885 was recorded with a corresponding decrease in property, plant and equipment. In addition, other adjustments of $1,462 were recorded with a corresponding increase in property, plant and equipment.

The measurement period adjustments are reflected in the purchase price allocation table above.

18	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 6: SALE OF THE YGUAZU MINING SITE

On March 17, 2025, the Company completed the sale of its development 200 MW site in Yguazu, Paraguay to HIVE Digital Technologies Ltd. (“HIVE”) pursuant to a binding letter of Intent (“LOI”) originally signed on January 24, 2025, which was superseded by a share purchase agreement dated as of March 17, 2025. The transaction involved the sale of the Company’s 100% ownership stake in the Yguazu, Paraguay Bitcoin data center. The total consideration of $63,260 and the transaction details are as follows:

		As of March 17
	Notes	2025

Consideration
Advance received in January 2025 upon signing the LOI		20,000
Cash received upon closing		12,038
Receivable over 6 equal monthly payments following the closing date*		31,000
Other costs assumed by HIVE		222
Total consideration		63,260

Net assets transferred
Current assets		2,590
Property, plant and equipment	12	34,006
Intangible asset		309
Long-term deposits and equipment prepayments	13	18,321
Security deposit for energy	14	2,809
Total net assets transferred		58,035

Gain on disposal of subsidiary		5,225

* As of September 30, 2025, the $31,000 interest-free receivable was fully collected.

NOTE 7: RIGHTS TO RENEWABLE ENERGY CREDITS AND WASTE TAX CREDITS

	Notes	As of September 30,
		2025
		nine-month period
		Rights to renewable energy credits	Rights to waste tax credits	Total
Balance as of January 1,		—	—	—
Addition related to business combination	5	3,104	5,885	8,989
Additions during the period	25	12,997	4,003	17,000
Less: disposal of credits to third parties		(11,022)	—	(11,022)
Balance as of period end		5,079	9,888	14,967
Current portion		(5,079)	(4,291)	(9,370)
Non-current portion		—	5,597	5,597

19	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 8: DIGITAL ASSETS

BTC transactions and the corresponding values for the three and nine months ended September 30, 2025 and 2024 were as follows:

	Three months ended September 30,
	2025		2024
	Quantity	Value ($)	Quantity	Value ($)
Balance of digital assets including restricted digital assets as of July 1,	1,176	125,951	905	56,748
BTC earned*	520	59,417	414	25,057
BTC earned from discontinued operations (Note 22)	124	14,416	289	17,781
Hosting revenue received in BTC	15	1,722	—	—
BTC received in advance for goods	6	741	—	—
Change in BTC earned, not received	2	140	—	—
BTC exchanged for cash	(185)	(21,561)	(461)	(27,938)
Realized gain on disposition of digital assets**	—	4,484	—	769
Change in unrealized gain on revaluation of digital assets**	—	3,901	—	212
Balance of digital assets including restricted digital assets as of September 30,	1,658	189,211	1,147	72,629
Less: Restricted digital assets as of September 30, ***	(157)	(17,933)	—	—
Balance of digital assets excluding restricted digital assets as of September 30,	1,501	171,278	1,147	72,629

20	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 8: DIGITAL ASSETS (Continued)

	Nine months ended September 30,
	2025		2024
	Quantity	Value ($)	Quantity	Value ($)
Balance of digital assets including restricted digital assets as of January 1,	1,285	120,124	804	33,971
BTC earned*	1,570	158,979	1,562	91,448
BTC earned from discontinued operations (Note 22)	485	49,259	698	41,196
Hosting revenue received in BTC	36	3,690	—	—
BTC received in advance for goods	8	922	—	—
BTC earned, not received	(6)	(714)	—	—
BTC exchanged for cash	(1,665)	(159,295)	(1,917)	(111,264)
BTC exchanged for services	(55)	(5,178)	—	—
Realized gain on disposition of digital assets**	—	25,237	—	17,635
Change in unrealized loss on revaluation of digital assets**	—	(3,813)	—	(357)
Balance of digital assets including restricted digital assets as of September 30,	1,658	189,211	1,147	72,629
Less: Restricted digital assets as of September 30,***	(157)	(17,933)	—	—
Balance of digital assets excluding restricted digital assets as of September 30,	1,501	171,278	1,147	72,629

* Management estimates the fair value of BTC earned on a daily basis as the quantity of cryptocurrency received multiplied by the price quoted on Coinbase Prime on the day it was received. Management considers the prices quoted on Coinbase Prime to be a level 1 input under IFRS 13, Fair Value Measurement.

** A portion of the realized gain on disposition of digital assets and the change in unrealized gain (loss) on revaluation of digital assets is presented in other comprehensive income after reversing previously recorded revaluation loss on digital assets in the statement of profit or loss. For the three and nine months ended September 30, 2025, a gain of $6,395, net of $2,279 of deferred income tax expense, and again of $15,977, net of $5,736 deferred income tax expense, respectively, were presented in other comprehensive income (three and nine months ended September 30, 2024: a gain of $721, net of $260 of deferred income tax expense, and a gain of $12,699, net of $4,579 of deferred income tax expense, respectively).

*** Restricted digital assets comprise of 157 BTC for the BTC payment (“BTC Pledged”) to a third party as deposits for Miners presented as restricted digital assets. As the Company has the right to redeem the BTC Pledged, the ability of the third party to control the asset is limited, and the BTC Pledged does not meet the definition of a sale. Refer to Note 10, 13 and 21 for more details.

21	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 9: INVENTORIES

	As of September 30,	As of December 31,
	2025	2024
Waste, limestone and fuel oil*	4,538	—
Electronic and networking components	2,441	1,180
	6,979	1,180

* On the Acquisition Date, additions from the Stronghold business combination amounted to $3,269 for inventories. Refer to Note 5 for more details.

NOTE 10: DERIVATIVE ASSETS AND LIABILITIES

BTC option and selling contracts

Starting in the first quarter of 2023, the Company purchased BTC option contracts that gave it the right, but not the obligation, to sell digital assets at a fixed price. Option contracts are used to reduce the risk of BTC price volatility and reduce the variability of cash flows generated from future sales of digital assets. The Company also entered into contracts and earned premiums by agreeing to sell BTC if the BTC price reached specific targets. The Company does not apply hedge accounting to these option contracts.

BTC redemption options and redemption obligations

Starting in November 2024, the Company entered into purchase orders of Miners with a supplier which allows the Company to pay for the Miners in cash, BTC or a combination of both. In the event that the Company elects to pay using BTC (BTC Pledged, as defined in Note 8) either in full or partially, the Company has the option to redeem the BTC Pledged at the price originally pledged in four quarterly installments (“BTC Installments”) within 12 months after the redemption period starts. The redemption period starts when the Miners are shipped. If the Company elects not to redeem one of the BTC Installments, the Company forfeits the right to redeem the remaining BTC Installments. The right to redeem the BTC (“BTC Redemption Option”) meets the definition of an embedded derivative.

A redemption obligation was recorded for the remaining BTC Redemption Options for which Miners have been shipped, reflecting the Company’s obligation to either redeem the BTC Pledged for cash or use the BTC Pledged for the purchase of the Miners. As of September 30, 2025, the redemption obligation amounted to $15,339, which represented the value of Miners delivered, for which BTC payments were made, and reduced by the value of the BTC redeemed.

No redemption obligation was recorded as of December 31, 2024, as the Miners ordered, for which the deposit payment in BTC was made, had not yet been shipped.

22	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 10: DERIVATIVE ASSETS AND LIABILITIES (Continued)

BTC redemption options and redemption obligations (Continued)

The following table summarizes the BTC Redemption Options:

		As of September 30,
		2025
	Notes	Quantity of restricted BTC	Redemption Obligation
November 2024 Order	i.	351	33,230
Redemption of BTC		(262)	(24,923)
March 2025 Swap Order	ii.	29	2,374
Redemption of BTC		(15)	(1,187)
July 2025 Swap Order	iii.	54	5,845
Redemption of BTC		—	—
		157	15,339

i.	In November 2024, the Company paid for the Miners ordered (“November 2024 Order”) using 351 BTC valued at $33,230 (i.e., 351 BTC Pledged). On initial recognition, the Company recorded a derivative asset of $1,349 with a corresponding reduction in long-term deposits and equipment prepayments as the Miners were not yet shipped. During the nine months ended September 30, 2025, the Company exercised its option to redeem the first three installments of the BTC pledged and redeemed an aggregate 262 BTC for $24,923. Subsequently, in October 2025, the Company exercised the fourth and last BTC Installment of the November 2024 Order. Refer to Note 29 for more details.

ii.	In March 2025, an exchange agreement (“March 2025 Swap Order”) was entered into to exchange Miners for which the Company paid $2,374 in BTC which can be redeemed on a quarterly basis (i.e., 29 BTC Pledged). On initial recognition, the Company recorded a derivative asset of $393 with a corresponding reduction in long-term deposits and equipment prepayments as the Miners had not yet been shipped. During the nine months ended September 30, 2025, the Company exercised its option to redeem the first and second installments of the BTC Pledged and redeemed 15 BTC for $1,187. Subsequently, in October 2025, the Company exercised the third and fourth BTC Installments of the March 2025 Swap Order. Refer to Note 29 for more details.

iii.	In July 2025, an exchange agreement (“July 2025 Swap Order”) was entered into to exchange Miners for which the Company paid $5,966 in BTC which can be redeemed on a quarterly basis (i.e., 54 BTC Pledged). On initial recognition, the Company recorded a derivative asset of $679 with a corresponding reduction in assets held for sale. During the three and nine months ended September 30, 2025, no option to redeem BTC was exercised. Subsequently, in October 2025, the Company exercised the first BTC Installment of the July 2025 Swap Order. Refer to Note 29 for more details.

Refer to Note 8, Note 21 and Note 29 for more details.

23	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 10: DERIVATIVE ASSETS AND LIABILITIES (Continued)

Warrant assets of private company

During the second quarter of 2025, the Company acquired warrants of a privately held Canadian company (“PHCC”) to purchase preferred shares. Refer to Note 15 for more details.

The following table summarizes the derivatives and reconciles the fair value measurement (Level 2):

	As of September 30,				As of December 31,
	2025				2024
	nine-month period				twelve-month period
	Warrants of private company	BTC Redemption Option	BTC option and selling contracts		BTC Redemption Option	BTC option and selling contracts
	Derivative Assets	Derivative Assets	Derivative Assets	Derivative Liabilities	Derivative Assets	Derivative Assets	Derivative Liabilities
Balance as of January 1,	—	3,418	—	(128)	—	1,281	—
Initial recognition	—	1,072	—	—	1,349	—	—
Purchases	374	—	85,898	64,795	—	13,610	351
Sales	—	—	(73,659)	(90,708)	—	(30,762)	(358)
Remeasurement recognized in statement of profit or loss	(84)	(1,557)	(12,239)	26,041	2,069	15,871	(121)
Balance as of period end	290	2,933	—	—	3,418	—	(128)

Total derivative assets	3,223				3,418
Total derivative liabilities	—				(128)

24	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 10: DERIVATIVE ASSETS AND LIABILITIES (Continued)

Warrant assets of private company (Continued)

The following gain or loss on derivatives are recognized in Net financial (expenses) income in the consolidated statements of profit or loss and comprehensive profit or loss:

	Three months ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Gain (loss) on BTC options and selling contracts
Unrealized change in fair value of outstanding contracts	(458)	(732)	(230)	(1,028)
Realized gain (loss) on settled contracts	13,807	654	14,032	1,305
	13,349	(78)	13,802	277
Gain (loss) on BTC Redemption Option
Unrealized change in fair value	(3,498)	—	(5,006)	—
Realized gain on settled options	2,324	—	3,449	—
	(1,174)	—	(1,557)	—
Loss on warrants of private company
Unrealized change in fair value	(40)	—	(84)	—

Total gain (loss)	12,135	(78)	12,161	277

NOTE 11: ASSETS HELD FOR SALE

As of September 30, 2025 and December 31, 2024, assets held for sale* consisted of the following:

		As of September 30,	As of December 31,
	Note	2025	2024
Miners	i.	21,184	4,806
Mining electrical components		3,624	1,117
Assets of disposal group classified as held for sale**	22	39,931	—
		64,739	5,923

* Assets held for sale were measured at the lower of their carrying amount and fair value less costs to sell at the time of the reclassification. The fair value of the asset was determined using the latest sale approach, which is based on recent sales price concluded by the Company. It is a level 3 measurement under the fair value hierarchy and is a non-recurring measurement. The key assumption used by Management to determine the fair value is the most recent amount invoiced to a third party for a Miner sold.

** Assets of disposal group classified as held for sale relate to the assets of the Company’s Paso Pe, Paraguay, Bitcoin data center operations, which are classified as discontinued operations. Refer to Note 22 for more details.

25	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 11: ASSETS HELD FOR SALE (Continued)

i.	Miners held for sale

The following table summarizes the movement of Miners held for sale:

	MicroBT WhatsMiner M30, M31 & M50		Bitmain S19j Pro, S19j Pro + Miners		Bitmain S21+ Miners		Bitmain T21 Miners		Total		Proceeds of sale	Gain (loss) on sale
	Qty	Value	Qty	Value	Qty	Value	Qty	Value	Qty	Value	Value	Value
Balance as of December 31, 2024	24,927	2,752	7,996	2,054	—	—	—	—	32,923	4,806	2,547	(120)
Additions	7,673	2,739	—	—	—	—	—	—	7,673	2,739	—	—
Dispositions	(11,177)	(1,283)	—	—	—	—	—	—	(11,177)	(1,283)	1,578	295
Impairment - discontinued operations	—	(1,320)	—	—	—	—	—	—	—	(1,320)	—	—
Balance as of March 31, 2025	21,423	2,888	7,996	2,054	—	—	—	—	29,419	4,942	1,578	295
Additions	2,900	363	—	—	—	—	—	—	2,900	363	—	—
Dispositions	(5,999)	(686)	(500)	(100)	—	—	—	—	(6,499)	(786)	873	87
Balance as of June 30, 2025	18,324	2,565	7,496	1,954	—	—	—	—	25,820	4,519	2,451	382
Additions	256	102	6,409	2,137	8,585	34,739	10,469	21,990	25,719	58,968	—	—
Reclassification to disposal group as assets held for sale*	(2,900)	(363)	—	—	—	—	(1,600)	(3,648)	(4,500)	(4,011)	—	—
Dispositions	(9,628)	(1,400)	(2,298)	(778)	(3,432)	(10,693)	(6,469)	(14,749)	(21,827)	(27,620)	27,552	(69)
Transfer to Property, Plant and Equipment	—	—	(6,277)	(1,570)	—	—	—	—	(6,277)	(1,570)	—	—
Impairment	—	—	—	—	—	(9,102)	—	—	—	(9,102)	—	—
Balance as of September 30, 2025	6,052	904	5,330	1,743	5,153	14,944	2,400	3,593	18,935	21,184	30,003	313

* Reclassification to disposal group as assets held for sale relates to the Miners of the Company’s Paso Pe, Paraguay, Bitcoin data center operations that were previously included in assets held for sale prior to becoming a disposal group held for sale and discontinued operations. Refer to Note 22 for more details.

26	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 11: ASSETS HELD FOR SALE (Continued)

i.	Miners held for sale (Continued)

	MicroBT WhatsMiner M30, M31 & M50		MicroBT WhatsMiner M20S		Bitmain S19j Pro, S19j Pro + Miners		Total		Proceeds of sale	Gain (loss) on sale
	Qty	Value	Qty	Value	Qty	Value	Qty	Value	Value	Value
Balance as of January 1, 2024	—	—	731	316	300	205	1,031	521	—	—
Additions	7,696	1,363	—	—	—	—	7,696	1,363	—	—
Dispositions	—	—	(258)	(108)	(300)	(205)	(558)	(313)	239	(74)
Balance as of March 31, 2024	7,696	1,363	473	208	—	—	8,169	1,571	239	(74)
Additions	30,606	6,565	—	—	2,609	822	33,215	7,387	—	—
Dispositions	(1,140)	(251)	—	—	—	—	(1,140)	(251)	289	38
Balance as of June 30, 2024	37,162	7,677	473	208	2,609	822	40,244	8,707	528	(36)
Additions	277	62	—	—	5,786	1,587	6,063	1,649	—	—
Dispositions	(4,620)	(1,022)	—	—	—	—	(4,620)	(1,022)	1,049	27
Impairment	—	(3,120)	(473)	(208)	—	(300)	(473)	(3,628)	—	—
Balance as of September 30, 2024	32,819	3,597	—	—	8,395	2,109	41,214	5,706	1,577	(9)
Additions	1,447	181	—	—	—	—	1,447	181	—	—
Dispositions	(9,339)	(1,026)	—	—	(399)	(55)	(9,738)	(1,081)	970	(111)
Balance as of December 31, 2024	24,927	2,752	—	—	7,996	2,054	32,923	4,806	2,547	(120)

27	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 12: PROPERTY, PLANT AND EQUIPMENT

	Notes	BVVE	Land and buildings	Power plants	Machinery and Equipment	Leasehold improvements	Vehicles	Total
Cost
Balance as of January 1, 2025		425,447	34,426	—	—	59,827	1,748	521,448
Additions		110,969	538	24	168	4,949	1,060	117,708
Additions through business combination	5	30,845	5,937	101,450	10,890	—	3,142	152,264
Dispositions	6	(29,259)	(15,611)	—	—	(1,234)	(67)	(46,171)
Transfer to assets held for sale	11, 22	(187,824)	(13,882)	—	—	(40,605)	(493)	(242,804)
Balance as of September 30, 2025		350,178	11,408	101,474	11,058	22,937	5,390	502,445

Accumulated Depreciation
Balance as of January 1, 2025		141,878	819	—	—	29,377	849	172,923
Depreciation	25, 27	88,567	535	2,199	1,211	3,153	906	96,571
Dispositions		(2,322)	—	—	—	(1,191)	(50)	(3,563)
Transfer to assets held for sale	11, 22	(135,155)	(7,565)	—	—	(40,132)	(354)	(183,206)
Impairment - discontinued operations	22	37,326	6,911	—	—	15,304	165	59,706
Impairment - deposits transferred to PPE		107	—	—	—	37	—	144
Balance as of September 30, 2025		130,401	700	2,199	1,211	6,548	1,516	142,575

Net book value as of September 30, 2025		219,777	10,708	99,275	9,847	16,389	3,874	359,870

28	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 12: PROPERTY, PLANT AND EQUIPMENT (Continued)

	Notes	BVVE	Land and buildings	Leasehold improvements	Vehicles	Total
Cost
Balance as of January 1, 2024		354,803	5,740	50,728	1,262	412,533
Additions		294,311	29,114	10,228	529	334,182
Dispositions		(433)	—	(560)	(25)	(1,018)
Transfer to assets held for sale	11	(208,471)	—	—	—	(208,471)
Change in discount rate in asset retirement obligations		—	—	88	—	88
Sales tax recovery	25	(14,763)	(428)	(657)	(18)	(15,866)
Balance as of December 31, 2024		425,447	34,426	59,827	1,748	521,448

Accumulated Depreciation
Balance as of January 1, 2024		199,794	424	25,656	647	226,521
Depreciation	25, 27	141,219	423	4,166	222	146,030
Sales tax recovery - depreciation	25, 27	(8,624)	(28)	(104)	(4)	(8,760)
Dispositions		(62)	—	(423)	(16)	(501)
Transfer to assets held for sale	11	(197,199)	—	—	—	(197,199)
Impairment on deposits transferred to PPE		6,750	—	82	—	6,832
Balance as of December 31, 2024		141,878	819	29,377	849	172,923

Net book value as of December 31, 2024		283,569	33,607	30,450	899	348,525

Assets not subject to depreciation

As of September 30, 2025, property, plant and equipment that are not yet placed into service amounted to $3,485 and are not yet subject to depreciation.

Dispositions

Through the sale of the Yguazu Mining Site during the first quarter of 2025, the Company sold $34,006 of property, plant and equipment to HIVE, comprising $18,395 of BVVE and $15,611 attributed to land and building asset. Refer to Note 6 for more details.

In addition, in connection with the March 2025 Swap Order, dispositions included the Miners returned to the supplier as of September 30, 2025 with a cost $11,928 and accumulated depreciation of $4,201. Refer to Notes 10 for more details.

29	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 13: LONG-TERM DEPOSITS AND EQUIPMENT PREPAYMENTS

		As of September 30,	As of December 31,
	Notes	2025	2024
Security deposits for energy and rent		8,905	4,513
Equipment and construction prepayments		822	51,854
Deferred transaction fees - undrawn tranche of the credit facility	18	1,384	—
		11,111	56,367

Following the sale of the Yguazu Mining Site, the Company sold $18,321 of long-term deposits and equipment prepayments to HIVE. Refer to Note 6 for more details.

Equipment and construction prepayments

The following table details the equipment and construction prepayments:

	As of September 30,	As of December 31,
	2025	2024
March 2024 Purchase Order	—	34,791
Other BVVE and electrical components	—	3,499
Construction work and materials*	822	13,564
	822	51,854

* Deposits for construction work and materials mainly related to the United States expansions.

March 2024 Purchase Order

During the first quarter of 2024, the Company ordered 19,369 Bitmain T21 Miners, 3,975 Bitmain S21 Miners and 762 Bitmain S21 Hydro Miners (collectively defined as the “March 2024 Purchase Order”) for $51,285, $13,608 and $4,338, respectively, with deliveries scheduled from April 2024 to November 2024. In November 2024, the Company amended the March 2024 Purchase Order and upgraded 12,853 Bitmain T21 Miners to 12,853 S21 Pro Miners for $22,654. The amendment had an embedded derivative for the BTC Redemption Option, as described in Note 10, which was initially recognized at a fair value of $1,349, reducing the Company’s Long-term deposits and equipment prepayments. As of September 30, 2025, all Miners on the March 2024 Purchase Order were received and the equipment prepayment amount was nil.

30	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 14: REFUNDABLE DEPOSITS

	Notes	As of September 30,	As of December 31,
		2025	2024
Security deposits for energy	22, i.	—	7,740
Refundable Hosting Deposits	ii.	—	14,216
Other		350	—
		350	21,956

i.	Security deposits for energy

The security deposits for energy consumption related to the operational Paso Pe and in-construction Yguazu data centers in Paraguay, for which the undiscounted amounts represented $5,931 and $3,379, respectively, as of December 31, 2024. As of September 30, 2025, both amounts were nil as the former was classified as Assets of disposal group held for sale (Paso Pe Bitcoin data center operations in Paraguay) with a carrying value of $5,157 (refer to Note 11 and 22 for more details) and the latter was disposed on March 17, 2025 (refer to Note 6 for more details).

ii.	Refundable Hosting Deposits

In September 2024 and in October 2024, the Company entered into two Miner hosting agreements (the “Panther Creek Hosting Agreement” and the “Scrubgrass Hosting Agreement”) with Stronghold which commenced on October 1, 2024 and November 1, 2024, respectively. In connection with the execution of these two Miner Hosting Agreements, the Company made two deposits of $7,800 each with Stronghold (the “Panther Creek Refundable Deposit” and “Scrubgrass Refundable Deposit”, collectively, the “Refundable Hosting Deposits”). The Refundable Hosting Deposits bear an annual interest rate at Secured Overnight Financing Rate (“SOFR”) + 1% (the “Annual Interest Rate”). The Refundable Hosting Deposits were initially planned to be repaid in full to the Company within one business day from the end of the initial term expiring on December 31, 2025. Following the acquisition of Stronghold on March 14, 2025, the Panther Creek Hosting Agreement and Scrubgrass Hosting Agreement were terminated, settling the Refundable Hosting Deposits. Refer to Note 21 for more details on the financial instruments details.

NOTE 15: INVESTMENT IN ASSOCIATE

In May 2025, the Company acquired a minority interest in a PHCC, which comprised of preferred shares and warrants to purchase preferred shares of the PHCC with an initial value of $875 and $375, respectively. The investment provides the Company with significant influence over the PHCC and is accounted for using the equity method. The warrants are recognized as derivative assets and measured through fair value through profit or loss. Refer to Note 10 for more details.

During the three and nine months ended September 30, 2025, the Company’s share of the PHCC’s net loss was $3 and $6, respectively, which was included in Net financial (expenses) income.

31	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 16: TRADE PAYABLES AND ACCRUED LIABILITIES

	As of September 30,	As of December 31,
	2025	2024
Trade accounts payable and accrued liabilities*	36,176	21,915
Government remittances	23,010	3,736
Liabilities related to assets held for sale	9,120	—
BTC option and selling contracts payable	193	243
	68,499	25,894

* On the Acquisition Date, additions from the business combination amounted to $23,488 for trade accounts payable and accrued liabilities. Refer to Note 5 for more details.

Government Remittances

In 2021, the Company imported Miners into Washington State, United States, that the vendor located in China claimed originated in Malaysia. In early 2022, U.S. Customs and Border Protection (“CBP”) challenged the origination of the Miners, asserting that the Miners were manufactured in China, and notified the Company of a potential assessment of a U.S. importation duty of 25%.

During the third quarter of 2023 and the first quarter of 2025, the Company submitted supporting documentation to CBP in defense of its position that the Miners were manufactured outside China and the associated custom duties in the amount of $9,424 do not apply. In 2024, the Company paid $180 of the custom duties resulting in an amount of $9,244 related to the potential assessment.

In August 2025, the Company received a response letter from the CBP indicating that customs duties are required under the circumstances. During the three and nine months ended September 30, 2025, the Company recognized a payable of $11,882 with a corresponding expense of $9,244 recorded in costs of revenues relating to the customs duties and $2,658 recorded in net financial (income) expenses relating to interest. Subsequently, in October 2025, the Company paid the $11,882 to the CBP.

Liabilities related to assets held for sale

In connection with the July 2025 Swap Order as described in Note 10, liabilities related to assets held for sale amounted to $9,120 as of September 30, 2025 (December 31, 2024: nil). As of September 30, 2025, the Company received all the Miners from the supplier in the exchange swap. However, as of that date, the Company had not yet completed the return of all Miners that it had previously agreed to send back in the exchange, resulting in a non-cash obligation of $9,120 to the supplier, which is recorded based on the value of the credit received for the Miners exchanged. The Miners that were received in the exchange were classified as assets held for sale (refer to Note 11) and were subsequently returned to the supplier in October 2025.

32	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 17: WARRANT LIABILITIES

The fair value of warrant liabilities is as follows:

	As of September 30,	As of December 31,
	2025	2024
2023 Private Placement	17,151	8,013
2025 Warrants	11,987	—
	29,138	8,013

In November 2023, the Company completed a private placement that included 22,222,223 warrants and 3,000,000 broker warrants to purchase common shares (the “2023 Private Placement”).

In April 2025, in connection with the credit facility with Macquarie, the Company granted Macquarie 5,330,946 warrants (the “2025 Warrants”). Refer to Note 18 for more details.

In September 2025, 1,000,000 warrants and 111,111 broker warrants related to the 2023 private placement were exercised resulting in the issuance of 1,111,111 common shares for proceeds of approximately $1,307. In addition, 111,111 broker warrants were exercised on a cashless basis in exchange for 65,672 common shares.

The warrants and broker warrants granted under the 2023 Private Placement and the 2025 Warrants are convertible for a fixed number of common shares of the Company but have a contingent cashless exercise clause which results in a classification of the 2023 Private Placement warrants and the 2025 Warrants as a financial liability. In connection with the 2025 Warrants, on the granting date the Company initially recognized warrant liabilities of $2,900, which is deducted from the carrying amount of the debt. Subsequently, measurement of the warrants are at fair value through profit or loss and are recognized in Net financial (expenses) income.

33	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 17: WARRANT LIABILITIES (Continued)

Details of the outstanding warrant liabilities are as follows:

	As of September 30,		As of December 31,
	2025		2024
	nine-month period		twelve-month period
	Number of warrants	Weighted average exercise price (USD)	Number of warrants	Weighted average exercise price (USD)
Outstanding, January 1,	10,841,482	1.17	35,105,390	2.83
Granted	5,330,946	1.17	—	—
Exercised	(1,222,222)	1.17	(5,111,111)	1.17
Expired	—	—	(19,152,797)	4.21
Outstanding balance as of period end	14,950,206	1.17	10,841,482	1.17

The weighted average contractual life of the warrants as of September 30, 2025, was 2.3 years (December 31, 2024: 1.9 years).

The Black-Scholes model and inputs below were used in determining the weighted average values of the warrants and broker warrants.

	2023 Private Placement		2025 Warrants
	Remeasurement at period end		Remeasurement at period end	Initial recognition
Measurement date	September 30, 2025	December 31, 2024	September 30, 2025	April 1 2025
Dividend yield (%)	—	—	—	—
Expected share price volatility (%)*	75%	77%	84%	93%
Risk-free interest rate (%)	3.67%	4.27%	3.71%	3.91%
Expected life of warrants (years)	1.15	1.89	4.50	5.00
Share price (CAD)	$3.93	$2.13	$3.93	$1.16
Exercise price (USD)	$1.17	$1.17	$1.17	$1.17
Fair value of warrants (USD)	$1.78	$0.74	$2.25	$0.54
Number of warrants outstanding	9,619,260	10,841,482	5,330,946	5,330,946

* Expected share price volatility is estimated based on a combination of the Company’s stock price and BTC price data.

Refer to Note 20 for equity warrant details.

34	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 18: LONG-TERM DEBT

The Company’s long-term debt is as follows:

	As of September 30,	As of December 31,
	2025	2024
Building financing	1,679	1,576
Equipment financing	1,359	—
Credit Facility	51,997	—
Unamortized transaction costs and warrants	(3,585)	—
Total long-term debt, net of transaction cost and warrants	51,450	1,576
Current portion of long-term debt	(607)	(146)
Non-current portion of long-term debt	50,843	1,430

Movement in long-term debt is as follows:

	As of September 30,	As of December 31
	2025	2024
Balance as of January 1,	1,576	4,022
Issuance of long-term debt	50,772	1,695
Addition from business combination	880	—
Payments	(1,480)	(4,435)
Interest on long-term debt	3,227	294
Transaction costs and warrants	(4,677)	—
Amortization of transaction costs and warrants	1,092	—
Foreign exchange	60	—
Balance as of period end	51,450	1,576

Credit Facility

In April 2025, the Company signed a credit facility for up to $300,000 (the “Credit Facility”) with Macquarie.

Initial Tranche

An initial $50,000 was drawn (the “Initial Tranche”), bearing interest at 8% per annum, with monthly payments and a term of two years. Interest for the first three months was paid in kind and added to the loan. The payments shall be solely interest until the Initial Tranche maturity date, April 1, 2027, at which time the principal debt of $50,000 and interest paid in kind will be payable in full. The effective interest rate of the Credit Facility as of September 30, 2025 was 18.6%. The agreement specified a minimum base return of 25% and can be reduced to 9% depending on when principal payments are made (i.e., before end of term). In connection with the Initial Tranche, Macquarie received 5,330,946 warrants convertible for common shares of the Company with an initial fair value of $2,900 recognized as warrant liabilities. Refer to Note 17 for more details. As the $50,000 proceeds from the Initial Tranche were first allocated to the warrant liabilities based on their fair value, the residual amount of $47,100 was allocated to the debt. Therefore, a discount on debt of $2,900 is deducted from the carrying amount of the debt and is amortized over the term of the Initial Tranche.

35	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 18: LONG-TERM DEBT (Continued)

Credit Facility (Continued)

Second Tranche

An additional $250,000 (“Second Tranche”) will be made available to the Company if and as it achieves specific development milestones at the Panther Creek, Pennsylvania, United States location and contributes $50,000 in kind or in cash to Macquarie as collateral.

Subsequently, in October 2025, the Company converted the entirety of the loan into a $300,000 project debt facility for the development of the Panther Creek property and secured at the project level with a parent company guarantee. The Initial Tranche was rolled into the project debt facility and the facility is subject to new terms and restrictions from those of the Initial Tranche. Refer to Note 29 for more details.

Transaction costs

Transaction costs of $3,161 relating to agent fees and legal fees were capitalized. The Company prorated the transaction costs between the Initial and Second Tranche, allocating $1,777 and $1,384 to each, respectively. The transaction costs allocated to the Initial Tranche were deducted from the carrying value of the debt and the transaction costs allocated to the Second Tranche were capitalized to Long-term deposits and equipment prepayments which will begin amortization once the Second Tranche is drawn.

Covenants and restrictions under the Initial Tranche

The Credit Facility for the Initial Tranche includes various financial and non-financial covenants for the Company and its subsidiaries including restrictions on dispositions, dividends, the incurrence of debt and liens, material changes in the nature of the Company’s business activities, related party transactions and investments. The Company is also required to maintain a restricted cash balance of $25,000 in a designated account for the Initial Tranche.

As of October 31, 2025, the most recently completed calendar month, the Company was in compliance with the covenants of its Credit Facility.

NOTE 19: INCOME TAXES

Current and deferred income tax (expense) recovery

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Current tax recovery (expense):
Current year	26	(162)	(224)	(162)
Prior year	42	—	42	—
	68	(162)	(182)	(162)

Deferred tax recovery:
Current year	2,279	260	5,736	4,579
Prior year	—	—	—	—
	2,279	260	5,736	4,579
Total tax recovery	2,347	98	5,554	4,417

36	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 20: SHARE CAPITAL

Common shares

The Company’s authorized share capital consists of an unlimited number of common shares without par value and are fully paid as follows:

		Nine Months Ended September 30,
	Notes	2025	2024
Outstanding, January 1,		479,332,885	334,153,330
Issuance through at-the market equity offering program	i.	19,171,142	109,323,321
Issuance through business combination	5	59,866,609	—
Share buyback and cancellation	ii.	(7,807,141)	—
Exercise of stock options	24	7,254,449	2,448,148
Settlement of share awards	24	1,543,320	—
Issuance of common shares related to right-of-use asset		—	1,532,745
Exercise of warrant liabilities	17	1,176,783	5,111,111
Settlement of restricted share units	24	2,469,700	366,666
Outstanding, September 30,		563,007,747	452,935,321

i.	At-The-Market Equity Offering Program (“ATM Program”)

Bitfarms commenced an ATM Program on March 11, 2024 (the “2024 ATM Program”), pursuant to which the Company may, at its discretion and from time-to-time, sell common shares of the Company, resulting in the Company receiving aggregate gross proceeds of up to $375,000. During the nine months ended September 30, 2025, the Company issued 19,171,142 common shares in exchange for gross proceeds of $39,283 at an average share price of approximately $2.05. The Company received net proceeds of $38,043 after paying commissions of $1,178 to the sales agent and $61 in other transaction costs.

ii.	Corporate Share Buyback Program

On July 22, 2025, the Company announced that the TSX had approved a normal course issuer bid (“NCIB”), under which the Company may repurchase up to 49,943,031 of its common shares, representing approximately 10% of the Company’s public float as of July 14, 2025.

Purchases under the NCIB commenced on July 28, 2025, and will terminate no later than July 27, 2026. All common shares purchased on the TSX or Nasdaq under the NCIB will be cancelled. The Company has entered into an automatic repurchase arrangement with a designated broker to facilitate repurchases under the NCIB, including during pre-determined blackout periods. The timing and number of shares repurchased will be determined by Management based on market conditions.

During the three and nine months ended September 30, 2025, the Company repurchased 7,807,141 common shares for cancellation through the Corporate Share Buyback Program in exchange for $9,877 at an average share price of approximately $1.27 and paid $79 of commissions to the purchasing agent.

37	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 20: SHARE CAPITAL (Continued)

Equity warrants

On March 14, 2025, the Company issued 12,893,650 warrants at an average exercise price of $1.30 as part of the consideration paid to acquire Stronghold. The total value was $11,477 using the Black-Scholes valuation model. Refer to Note 5 for more details. The warrants are convertible for a fixed number of common shares of the Company, which are classified as equity instruments.

The Black-Scholes model and weighted average inputs below were used in determining the values of the warrants at initial recognition:

Measurement date	March 14, 2025
Dividend yield (%)	—%
Expected share price volatility (%)*	101%
Risk-free interest rate (%)	4.15%
Expected life of warrants (years)	5.96
Share price (CAD)	$1.11
Exercise price (USD)	$1.30
Fair value of warrants (USD)	$0.89
Number of warrants issued	12,893,650

* Expected share price volatility is estimated based on a combination of the Company’s stock price and BTC price data.

38	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 21: FINANCIAL INSTRUMENTS

a.	Measurement categories and fair value

Financial assets and financial liabilities have been classified into categories that determine their basis of measurement. The following tables show the fair value of financial assets and financial liabilities for each of the applicable categories:

		As of September 30,	As of December 31,
Measurement		2025	2024
Financial assets at amortized cost
Cash	Level 1	86,952	59,542
Restricted cash	Level 1	25,000	—
Trade receivables	Level 3	3,274	1,259
Other receivables	Level 3	2,826	1,387
Security deposits for energy	Level 2	—	7,740
Refundable Hosting Deposits	Level 2	—	14,216
Other refundable deposits	Level 3	350	—
Financial assets at fair value through profit and loss
Derivative assets	Level 2	2,933	3,418
Warrant assets	Level 3	290	—
Total fair value of financial assets		121,625	87,562

Financial liabilities at amortized cost
Trade accounts payable and accrued liabilities	Level 3	36,369	22,158
Redemption obligations	Level 3	15,339	—
Long-term debt*	Level 2	55,438	1,576
Financial liabilities at fair value through profit and loss
Derivative liabilities	Level 2	—	128
Warrant liabilities	Level 2	29,138	8,013
Total fair value of financial liabilities		136,284	31,875

Net fair value		(14,659)	55,687

*The Credit Facility is recorded at amortized cost using the effective interest rate method. Its carrying amount amounted to $48,412 as of September 30, 2025, whereas its fair value, which is based on discounted cash flows using a current borrowing rate, amounted to $52,400.

The carrying amounts of cash, restricted cash, trade receivables, other receivables, security deposits for energy, Refundable Hosting Deposits, other refundable deposits, receivable from disposal of business, trade payables and accrued liabilities and redemption obligations presented in the table above are a reasonable approximation of their fair value due to their short-term maturity or they are valued using the income approach valuation technique.

39	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 21: FINANCIAL INSTRUMENTS (Continued)

a.	Measurement categories and fair value (Continued)

Warrant liabilities

Warrant liabilities related to the 2023 Private Placements and the 2025 Warrants are classified as financial liabilities at fair value through profit or loss with the change in fair value recorded to Net financial (expenses) income. The fair value measurement is categorized as Level 2 in the fair value hierarchy, is a recurring measurement and is calculated using a Black-Scholes pricing model at each reporting date. Refer to Note 17 for more details.

Derivatives

The fair value of derivatives is categorized as Level 2 in the fair value hierarchy and is presented under derivative assets and liabilities in the consolidated statements of financial position. Their fair values are a recurring measurement. Refer to Note 10 for more details.

i.	BTC option and selling contracts (derivatives)

Fair value of derivative financial instruments generally reflects the estimated amounts that the Company would receive or pay, taking into consideration the counterparty credit risk or the Company’s credit risk at each reporting date. The Company uses market data such as BTC option futures to estimate the fair value of option contracts at each reporting date. Refer to Note 10 for more details.

ii.	BTC Redemption Options (embedded derivatives)

The purchase order agreements explained in Note 10 provide the Company with the option to redeem the BTC Pledged at a market price determined when the BTC was first pledged (“Agreed BTC Price”). The right to redeem the BTC Pledged meets the definition of an embedded derivative as the derivative that is embedded in the non-financial contract is not closely related to the host contract. Its fair value is determined using a combination of the Monte Carlo simulation model to simulate the future price of BTC using probability factors and the Black-Scholes Model to estimate the value of each BTC Redemption Option. At each reporting date, the fair value is determined by multiplying the number of redeemable BTC pledged by the present value of the difference between the Agreed BTC Price and the simulated spot price of BTC while considering the likelihood of exercising the quarterly installments with the change in fair value recorded to Net financial (expenses) income.

40	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 21: FINANCIAL INSTRUMENTS (Continued)

a.	Measurement categories and fair value (Continued)

Refundable deposits

The refundable deposits are measured at amortized cost using the effective interest rate (“EIR”) method and are classified as Level 2 according to the Company’s fair value hierarchy. Their fair values are a recurring measurement. The valuation technique used is the income approach (discounted future cash flows). Refer to Note 14 for more details.

i.	Refundable Hosting Deposits

The Refundable Hosting Deposits are accounted for as financial assets and recorded at fair value on initial recognition based on the contractual right to receive only each refundable hosting deposit plus interest at the end of the term. Following the acquisition of Stronghold on March 14, 2025, the Panther Creek and the Scrubgrass Hosting Agreements were terminated, settling the Refundable Hosting Deposits.

ii.	Security deposits for energy

The other deposits related to the Paraguay data centers. Following the disposal of the Yguazu Mining site on March 17, 2025, the deposits related to this project were derecognized. The remaining deposit has an EIR of 6% over an approximately three-year period.

The following table details the movement in the refundable deposits:

	Note	Panther Creek	Scrubgrass	Refundable Hosting Deposits	Security deposits for energy	Other	Total
Balance as of January 1, 2024		—	—	—	277	—	277
Additions		7,800	7,800	15,600	9,034	—	24,634
Initial loss on recognition		(675)	(258)	(933)	(1,571)	—	(2,504)
Fair value at initial recognition		7,125	7,542	14,667	7,740	—	22,407
Interest income		261	103	364	—	—	364
ECLs		(409)	(406)	(815)	—	—	(815)
Balance as of December 31, 2024		6,977	7,239	14,216	7,740	—	21,956
Addition from business combination		—	—	—	—	350	350
Reclassification to assets held for sale	11, 22	—	—	—	(5,157)	—	(5,157)
Interest Income		187	126	313	226	—	539
Gain on settlement		603	342	945	—	—	945
Derecognition		(7,767)	(7,707)	(15,474)	(2,809)	—	(18,283)
Balance as of September 30, 2025		—	—	—	—	350	350

41	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 22: DISCONTINUED OPERATIONS

In 2025, the Company began a significant transformation in its corporate strategy, pivoting away from its historical focus on Latin American Mining operations to concentrate on U.S. HPC/AI infrastructure market. This strategic realignment was driven by several key factors: the demand for AI compute capacity across North America, and the volatility and operational challenges in the Company’s Latin American operation jurisdictions. As a result of these strategic decisions and challenges, the Company classified certain of its Latin American assets as held for sale and its operations as discontinued operations.

Argentina’s operations as discontinued operations

In the second quarter of 2025, the Company’s energy supplier halted the supply of electricity to the Company’s Rio Cuarto, Argentina Bitcoin data center. Following this event, on August 11, 2025, the Company determined that it would discontinue and abandon its operations in Rio Cuarto, Argentina. The Company negotiated to eliminate its asset retirement obligation and reduced the reserved power to a minimum. As of September 30, 2025, the Argentina’s operations were abandoned and classified as a discontinued operation.

Since the second quarter of 2025, the Company classified all assets that could be sold as held for sale. As of September 30, 2025, the Company had $5,224 assets held for sale relating to the Company’s discontinued Argentina operations. These assets held for sale mainly related to electrical components and BVVE.

Paraguay’s operations as discontinued operations and assets held for sale

During the first quarter of 2025, the Company finalized the sale of its Yguazu Bitcoin data center in Paraguay. During the three months ended September 30, 2025, Management determined that the Paso Pe facility met the criteria to be classified as held for sale, and all operations in Paraguay were classified as discontinued operations as the Company makes a strategic shift towards HPC/AI infrastructure projects in North America. The sale of the Paso Pe Bitcoin data center operations is anticipated to close within twelve months from the reporting date.

Financial information of discontinued operations and assets held for sale

i.	Assets classified as held for sale

The major classes of assets of Paso Pe Bitcoin data center in Paraguay as held for sale as of September 30, 2025 are as follows:

		As of September 30,
	Notes	2025

Other assets		1,287
Inventories - electronic and networking components	9	348
Miners and Mining electrical components included in assets held for sale	11	4,011
Property, plant and equipment	12	28,281
Long-term deposits and equipment prepayments - equipment and construction	13	847
Refundable deposits - security deposits for energy	14	5,157
Assets held for sale	11	39,931

During the three and nine months ended September 30, 2025, as a result of the reclassification of the assets of the Paso Pe facility as assets held for sale, the Company recognized an impairment loss of $32,055 to reflect these assets at the lower of their carrying amount and fair value less costs to sell.

42	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 22: DISCONTINUED OPERATIONS (Continued)

Financial information of discontinued operations and assets held for sale (Continued)

ii.	Results of the discontinued operations

The combined results of the Argentina’s and Paraguay’s operations are presented below:

	Three months ended September 30,
	2025			2024
	Argentina	Paraguay	Total	Argentina	Paraguay	Total
Revenues*	—	14,416	14,416	6,033	11,748	17,781
Cost of revenues	(315)	(13,350)	(13,665)	(12,654)	(14,916)	(27,570)
Gross (loss) profit	(315)	1,066	751	(6,621)	(3,168)	(9,789)
Operating expenses
General and administrative expenses	(1,358)	(1,071)	(2,429)	(1,834)	(456)	(2,290)
Gain (loss) on disposition of property, plant and equipment and deposits	1,485	(16)	1,469	(877)	14	(863)
Impairment of non-financial assets	(2,069)	(32,055)	(34,124)	—	—	—
Operating loss	(2,257)	(32,076)	(34,333)	(9,332)	(3,610)	(12,942)
Net financial (expenses) income	(142)	183	41	642	(269)	373
Net loss before income taxes	(2,399)	(31,893)	(34,292)	(8,690)	(3,879)	(12,569)
Income tax expenses	—	(219)	(219)	—	(96)	(96)
Net loss from discontinued operations	(2,399)	(32,112)	(34,511)	(8,690)	(3,975)	(12,665)

	Nine months ended September 30,
	2025			2024
	Argentina	Paraguay	Total	Argentina	Paraguay	Total
Revenues*	10,612	38,647	49,259	25,588	15,608	41,196
Cost of revenues	(13,908)	(38,751)	(52,659)	(31,098)	(21,891)	(52,989)
Gross loss	(3,296)	(104)	(3,400)	(5,510)	(6,283)	(11,793)
Operating expenses
General and administrative expenses	(4,333)	(2,525)	(6,858)	(4,645)	(744)	(5,389)
Gain (loss) on disposition of property, plant and equipment and deposits	1,606	(16)	1,590	(721)	14	(707)
Impairment of non-financial assets	(33,919)	(32,055)	(65,974)	—	—	—
Operating loss	(39,942)	(34,700)	(74,642)	(10,876)	(7,013)	(17,889)
Net financial (expenses) income	90	231	321	1,329	(349)	980
Net loss before income taxes	(39,852)	(34,469)	(74,321)	(9,547)	(7,362)	(16,909)
Income tax (expenses) recovery	(1)	(412)	(413)	276	(110)	166
Net loss from discontinued operations	(39,853)	(34,881)	(74,734)	(9,271)	(7,472)	(16,743)

*Revenues are presented based on the geographical contribution of computational power used for hashing calculations (measured by hashrate) or sales to external customers.

43	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 22: DISCONTINUED OPERATIONS (Continued)

Financial information of discontinued operations and assets held for sale (Continued)

ii.	Results of the discontinued operations (Continued)

Extinguishment of asset retirement obligations

On August 8, 2025, the Company entered into an agreement with GMSA to eliminate the Company’s asset retirement obligation for the leased property in Argentina. The Company’s negotiated agreement resulted in an extinguishment of the asset retirement obligation of $1,753 and derecognition of the related property, plant and equipment of $42 resulting in a gain of $1,711, which was recorded within net less from from discontinued operations during three and nine months ended September 30, 2025.

Impairment

Due to factors described above in this note, which include classification as assets held for sale of Paraguay disposal groups and other indicators of impairment prior to the abandonment of the Argentinian CGU in both the first and second quarters of 2025, prompted the recognition of impairment losses of $17,230 and $14,620, respectively, as well as an impairment loss of $2,069 during the three months ended September 30, 2025. In addition, during the three months ended September 30, 2025, upon reclassifying the assets of its Paraguay operations as held for sale, the Company assessed their value at fair value less costs to sell which resulted in an impairment loss of $32,055 on its Paraguay’s operations.

The following table summarizes the impairment loss of the Company’s Argentina and Paraguay CGUs:

		Q1 2025	Q2 2025	Q3 2025			Q3 2025
		Three-month periods					Nine-month period
	Notes	Argentina	Argentina	Argentina	Paraguay	Total	Argentina	Paraguay	Total
Other assets		—	—	—	(314)	(314)	—	(314)	(314)
Miners held for sale	11	(1,320)	—	—	—	—	(1,320)	—	(1,320)
Property, plant and equipment	12	(15,576)	(13,190)	—	(30,940)	(30,940)	(28,766)	(30,940)	(59,706)
ROU assets		(103)	—	—	(161)	(161)	(103)	(161)	(264)
Security deposits for energy		(231)	(1,430)	(2,069)	—	(2,069)	(3,730)	—	(3,730)
Intangible asset		—	—	—	(640)	(640)	—	(640)	(640)
		(17,230)	(14,620)	(2,069)	(32,055)	(34,124)	(33,919)	(32,055)	(65,974)

iii.	Cash flow information

The net cash flows of the Argentina’s and Paraguay’s operations are as follows:

	Nine months ended September 30,
	2025			2024
	Argentina	Paraguay	Total	Argentina	Paraguay	Total
Net change in cash related to operating activities	(1,644)	(19,208)	(20,852)	(15,619)	(2,127)	(17,746)
Net change in cash related to investing activities	1,724	19,271	20,995	16,019	3,339	19,358
Net change in cash related to financing activities	(92)	(160)	(252)	(142)	(146)	(288)
Net change in cash generated by the discontinued operations	(12)	(97)	(109)	258	1,066	1,324

44	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 22: DISCONTINUED OPERATIONS (Continued)

Financial information of discontinued operations and assets held for sale (Continued)

iv.	Earnings per share
	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Net loss from discontinued operations	(34,511)	(12,665)	(74,734)	(16,743)
Weighted average number of common shares outstanding - basic and diluted	556,539,628	448,711,912	537,721,978	396,423,169
Basic and diluted loss per share from discontinued operations	(0.06)	(0.03)	(0.14)	(0.04)

NOTE 23: NET LOSS PER SHARE

For the three and nine months ended September 30, 2025 and 2024, potentially dilutive securities have not been included in the calculation of diluted loss per share because their effect is anti-dilutive. The additional potentially dilutive securities that would have been included in the calculation of diluted earnings per share, had their effect not been anti-dilutive for the three and nine months ended September 30, 2025, would have totaled 22,236,254 and 9,126,688, respectively (three and nine months ended September 30, 2024: 12,032,048 and 13,369,464, respectively).

NOTE 24: SHARE-BASED PAYMENTS

Long-Term Incentive Plan (“2025 LTIP”)

The 2025 LTIP Plan was adopted in July 2025 and provides the Company the ability to grant various equity-based compensation such as, but not limited to, stock options (“Options”), restricted stock units (“RSUs”) and PSUs. The 2025 LTIP is a 10% rolling plan, permitting the issuance of up to 10% of the Company’s outstanding shares in respect of the awards granted.

The share-based payment expense related to Options, RSUs and PSUs for employees, directors, consultants and former employees received was as follows:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Equity-settled share-based payment plans	2,851	4,968	10,687	9,504

Options

Under 2025 LTIP

During the nine months ended September 30, 2025, the Board approved Options grants to purchase 1,572,500 common shares in accordance with the 2025 LTIP (nine months ended September 30, 2024: nil common shares). All Options issued according to the 2025 LTIP become exercisable when they vest and can be exercised for a maximum period of 5 years from the date of the grant.

45	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 24: SHARE-BASED PAYMENTS (Continued)

Options (Continued)

Under 2021 LTIP

During the nine months ended September 30, 2025, the Board approved Options grants to purchase 2,536,227 common shares in accordance with the Long-Term Incentive Plan (the “2021 LTIP “) adopted on May 18, 2021 (nine months ended September 30, 2024: 8,410,000 common shares). All Options issued according to the 2021 LTIP become exercisable when they vest and can be exercised for a maximum period of 5 years from the date of the grant. As part of the options granted during the nine months ended September 30, 2025, the Company granted 302 Options to certain employees of Stronghold as part of the business combination described in Note 5.

Details of the outstanding Options are as follows:

	Nine months ended September 30,
	2025		2024
	Number of Options	Weighted Average Exercise Price ($CAD)	Number of Options	Weighted Average Exercise Price ($CAD)
Outstanding, January 1,	26,865,764	2.64	20,939,387	2.41
Granted	4,108,727	1.68	8,410,000	2.99
Exercised	(7,254,449)	1.97	(2,448,148)	1.50
Forfeited	(1,599,502)	2.53	(105,000)	2.95
Expired	(55,000)	3.25	(296,250)	5.90
Outstanding, September 30,	22,065,540	2.69	26,499,989	2.64
Exercisable, September 30,	14,973,995	2.66	11,251,873	1.79

The weighted average contractual life of the outstanding Options as of September 30, 2025 was 3.3 years (September 30, 2024: 3.9 years).

The inputs used to value the stock option grants using the Black-Scholes model are as follows:

Grant date	January 10, 2025	April 3, 2025	August 15, 2025	September 9, 2025
Dividend yield (%)	—	—	—	—
Expected share price volatility (%)*	80%	79%	75%	75%
Risk-free interest rate (%)	4.46%	3.68%	3.73%	3.48%
Expected life of stock options (years)	3	3	3	3
Share price (CAD)	$2.27	$1.16	$1.75	$2.19
Exercise price (CAD)	$2.27	$1.16	$1.75	$2.19
Fair value of options (USD)	$0.79	$0.41	$0.64	$0.91
Vesting period (years)	1.5	1.5	1.5	1.5
Number of options granted	540,000	1,996,227	150,000	1,422,500

* Expected share price volatility is estimated based on a combination of the Company’s stock price and BTC price data.

46	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 24: SHARE-BASED PAYMENTS (Continued)

RSU

Details of the RSUs are as follows:

	Nine months ended September 30,
	2025		2024
	Number of RSUs	Weighted Average Grant Price ($CAD)	Number of RSUs	Weighted Average Grant Price ($CAD)
Outstanding, January 1,	897,666	3.61	624,998	4.05
Granted	6,333,878	1.42	706,000	3.27
Settled	(2,469,700)	2.22	(366,666)	3.62
Forfeited	(10,500)	1.59	—	—
Outstanding, September 30,	4,751,344	1.42	964,332	3.64

Under the 2025 LTIP

During the nine months ended September 30, 2025, the Board approved the grant of 3,550,453 RSUs to certain members of Management which vest 1/3 annually over three years.

Under the 2021 LTIP

During the nine months ended September 30, 2025, the Company granted 1,890,000 RSUs to certain employees and executive Management of Stronghold as part of the business combination described in Note 5. 1,631,700 RSUs were fully vested upon grant and 258,300 RSUs vest approximately 17% every 3 months. In addition, the Company granted 893,425 RSUs to the independent directors of the Board. These RSUs fully vest in 9 months. The fair value of the RSUs is based on the Company’s share price at the date of grant.

During the nine months ended September 30, 2024, the Board approved the grant of 706,000 RSUs to certain members of senior Management. Of the 706,000 RSUs, 175,000 RSUs vest 50% approximately one month from the grant date and an additional 25% every 6 months and 531,000 RSUs vest 33% three months from the grant date and an additional 33% every six months.

Share awards

During the nine months ended September 30, 2025, following the Stronghold transaction, the Company entered into a stock award agreement as well as a consulting agreement with a former executive of Stronghold and granted 1,543,320 share awards. The share awards shall fully vest in September 2025, subject to continued provision of services through this date. Notwithstanding the foregoing, the share awards can be accelerated and fully vested if certain conditions are met. In April 2025, the conditions were met and the share awards were settled.

47	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 24: SHARE-BASED PAYMENTS (Continued)

PSUs

Details of the PSUs are as follows:

	Nine months ended September
	2025
	Number of PSUs	Weighted Average Grant Price ($CAD)
Outstanding, January 1,	—	—
Granted	4,349,985	1.41
Outstanding, September 30,	4,349,985	1.41

During the nine months ended September 30, 2025, the Company granted 4,349,985 PSUs to senior executives as part of the 2025 LTIP, which will vest at the end of the three years.

NOTE 25: ADDITIONAL DETAILS TO THE STATEMENT OF PROFIT OR LOSS AND COMPREHENSIVE PROFIT OR LOSS

Revenues

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Cryptocurrency Mining	60,439	25,621	161,751	92,012
Cryptocurrency Hosting	2,737	—	5,861	—
Electrical services	1,122	1,451	3,222	3,510
Energy sales	4,947	—	8,216	—
	69,245	27,072	179,050	95,522

Cost of revenues

		Three months ended September 30,		Nine months ended September 30,
	Notes	2025	2024	2025	2024
Energy	a, b	(21,861)	(13,108)	(57,153)	(44,620)
Sales tax recovery - energy		—	—	—	17,017
Depreciation and amortization	27	(27,386)	(13,583)	(73,773)	(91,884)
Sales tax recovery - depreciation and amortization		—	—	—	8,760
Hosting expenses		—	—	(7,735)	—
Infrastructure expenses	c	(21,799)	(1,284)	(40,235)	(4,070)
Electrical components and salaries	a	(1,081)	(1,097)	(2,788)	(2,678)
		(72,127)	(29,072)	(181,684)	(117,475)

48	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 25: ADDITIONAL DETAILS TO THE STATEMENT OF PROFIT OR LOSS AND COMPREHENSIVE PROFIT OR LOSS (Continued)

Cost of revenues (Continued)

a.	Inventories

During the three and nine months ended September 30, 2025, the cost of electrical component inventory and waste, limestone and fuel oil recognized as an expense and included in cost of revenues was $15,290 and $31,054, respectively (three and nine months ended September 30, 2024: $1,085 and $26,966, respectively).

b.	Energy costs are net of RECs and WTCs

During the three and nine months ended September 30, 2025, RECs amounted to $6,436 and $12,997, respectively, and the WTCs amounted to $1,888 and $4,003, respectively (three and nine months ended September 30, 2024: RECs and WTCs were nil), all of which offset energy expenses in the cost of revenues.

c.	Custom duties

During the three and nine months ended September 30, 2025, infrastructure expenses included $9,244 of customs duties in connection with important of Miners in 2021. Refer to Note 16 for more details.

General and administrative expenses

		Three months ended September 30,		Nine months ended September 30,
	Notes	2025	2024	2025	2024
Salaries and wages		(6,992)	(6,774)	(19,630)	(15,777)
Share-based payments	24	(2,851)	(4,968)	(10,687)	(9,504)
Professional services		(3,755)	(11,366)	(13,067)	(18,077)
Sales tax recovery - professional services		—	—	—	1,389
Insurance, duties and other		(2,507)	(1,514)	(7,421)	(4,906)
Travel, motor vehicle and meals		(491)	(310)	(1,444)	(893)
Telecom hosting and telecommunications		(127)	(57)	(436)	(194)
Advertising and promotion		(313)	(321)	(1,518)	(600)
Sales tax recovery - other general and administrative expenses		—	—	—	753
		(17,036)	(25,310)	(54,203)	(47,809)

49	Page

BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 25: ADDITIONAL DETAILS TO THE STATEMENT OF PROFIT OR LOSS AND COMPREHENSIVE PROFIT OR LOSS (Continued)

Net financial (expenses) income

		Three months ended September 30,		Nine months ended September 30,
	Notes	2025	2024	2025	2024
(Loss) gain on revaluation of warrants		(26,340)	5,704	(20,577)	13,289
Gain (loss) on derivative assets and liabilities	10	12,135	(78)	12,161	277
Gain on settlement of Refundable Hosting Deposits	14, 21	—	—	945	—
Loss on initial recognition of refundable deposits	14, 21	(74)	(675)	(74)	(675)
Interest income		585	2,452	1,921	5,174
Interest on long-term debt and lease liabilities		(1,884)	(415)	(4,591)	(1,092)
(Loss) gain on exchange rates		(202)	104	(450)	(917)
Other financial (expenses) income		(3,869)	(224)	(5,011)	331
		(19,649)	6,868	(15,676)	16,387

NOTE 26: GEOGRAPHICAL INFORMATION

Reportable segment

The reporting segments are identified on the basis of information that is reviewed by the chief operating decision maker (“CODM”) to make decisions about resources to be allocated and to assess performance. Accordingly, for Management purposes, the Company is organized into one operating segment which meets the definition of a reportable segment, cryptocurrency Mining, which is the operation of data centers that support the validation and verification of transactions on the BTC blockchain, earning cryptocurrency for providing these services, as described in Note 1.

Revenues

Revenues* by country are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
North America
United States	39,386	2,171	90,484	10,354
Canada	29,859	24,901	88,566	85,168
Total	69,245	27,072	179,050	95,522

*Revenues are presented based on the geographical contribution of computational power used for hashing calculations (measured by hashrate) or sales to external customers. During the three and nine months ended September 30, 2025 and 2024, the Company earned 86% and 89% of its revenues, respectively, from one Mining pool operator (three and nine months ended September 30, 2024: 95% and 96%). The Company has the ability to switch Mining Pools or to mine independently at any time.

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BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 26: GEOGRAPHICAL INFORMATION (Continued)

Property, Plant and Equipment and other non-current assets

The net book value of property, plant and equipment and other non-current assets (excluding financial assets and deferred tax assets) by country is as follows:

	As of September 30,			As of December 31,
	2025			2024
	PPE	Other	Total non-current assets	PPE	Other	Total non-current assets
North America
United States	282,088	18,194	300,282	62,854	15,491	78,345
Canada	77,770	17,451	95,221	117,615	54,291	171,906
	359,858	35,645	395,503	180,469	69,782	250,251
South America
Paraguay	—	—	—	112,452	12,594	125,046
Argentina	12	107	119	55,604	1,050	56,654
	12	107	119	168,056	13,644	181,700
Total	359,870	35,752	395,622	348,525	83,426	431,951

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BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 27: ADDITIONAL DETAILS TO THE STATEMENTS OF CASH FLOWS

	Nine months ended September 30,
	2025	2024

Changes in working capital components:
Increase in trade receivables, net	(587)	(758)
Decrease (increase) in other current assets	8,363	(9,123)
Increase in inventories	(3,210)	(471)
Increase in deposits	(1,011)	(5,097)
Increase in trade payables and accrued liabilities	13,710	9,264
Increase (decrease) in taxes payable	180	(254)
Decrease in other non-current liabilities	(403)	—
	17,042	(6,439)

Significant non-cash transactions:
Issuance of common shares, warrants and RSUs in connection with the acquisition of Stronghold	78,161	—
Equipment prepayments realized as additions to PPE	41,045	29,674
Liabilities related to assets held for sale	9,120	—
Addition of ROU assets and related lease liabilities	565	9,226
Purchase of PPE financed by short-term credit	8,975	4,846
Issuance of common shares in connection with acquisitions of assets	—	3,000
Computational power revenue and its related service expense	2,777	564

Depreciation and Amortization*
Property, plant and equipment	96,571	113,766
ROU assets	3,220	2,213
Intangible assets	388	404
	100,179	116,383

*Depreciation and amortization expenses are part of the non-cash adjustments in the cash flow statement, and these amounts also include figures from discontinued operations. See Note 22 for more details.

NOTE 28: LAWSUITS, COMMITMENTS AND CONTINGENCIES

Lawsuits

		As of September 30,	As of December 31,
		2025	2024
FERC Matters	i.	1,065	—
Stronghold Shareholder Securities Lawsuit	ii.	1,825	—
Total settlement accruals		2,890	—
Current portion		(1,635)	—
Effect of discounting		(67)	—
Non-current portion		1,188	—

The undiscounted legal settlement accruals amounted to $2,890 as of September 30, 2025. The current portion and the non-current portion were recorded in trade payables and accrued liabilities and in other non-current liabilities, respectively, in the consolidated statements of financial position (December 31, 2024: nil).

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BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 28: LAWSUITS, COMMITMENTS AND CONTINGENCIES (Continued)

Lawsuits (Continued)

i. Federal Energy Regulatory Commission (“FERC”) Matters

On November 19, 2021, Scrubgrass received a notice of breach from PJM Interconnection, LLC alleging that Scrubgrass breached Interconnection Service Agreement – No. 1795 (the “ISA”) by failing to provide advance notice to PJM Interconnection, LLC and Mid-Atlantic Interstate Transmission, LLC pursuant to ISA, Appendix 2, section 3, of modifications made to the Scrubgrass plant. On May 11, 2022, the Division of Investigations of the FERC Office of Enforcement (“OE”) informed the Company that the OE was conducting a non-public preliminary investigation concerning Scrubgrass’ compliance with various aspects of the PJM tariff. On January 30, 2025, the Federal Energy Regulatory Commission (the “Commission”) approved a Stipulation and Settlement Agreement between the OE and Scrubgrass (the “Settlement Agreement”). Pursuant to the Settlement Agreement, Scrubgrass agreed to: (a) disgorge to PJM $679 in capacity revenues received during the relevant period; (b) pay a civil penalty of $741 ,for a total of $1,420 to the United States Treasury; and (c) provide compliance training to relevant personnel and compliance monitoring reports. Scrubgrass is to pay the settlement amount over a period of three years. In the first year, Scrubgrass is to pay a lump sum of $355, which Scrubgrass paid in February of 2025. In the second and third years, Scrubgrass shall make 8 payments of $133 on a calendar quarter basis. For a period of five years following the effective date of the Settlement Agreement, Scrubgrass is to provide annual compliance training focused primarily on the applicable tariff and related rules, regulations, and requirements applicable to operating generators, to all personnel whose job responsibilities relate to the generators’ participation in Commission jurisdictional markets. As of September 30, 2025, the settlement accrual was $1,065 and represents the 8 remaining installment payments.

ii. Shareholder Securities Lawsuit

On April 14, 2022, Stronghold, and certain of its former directors, officers and underwriters were named in a putative class action complaint filed in the United States District Court for the Southern District of New York (Winter v. Stronghold Digital Mining, Case No. 1:22-cv-3088). On October 18, 2022, the plaintiffs filed an amended complaint, alleging that the Company made misleading statements and/or failed to disclose material facts in violation of Section 11 of the Securities Act, 15 U.S.C. §77k and Section 15 of the Securities Act of 1933, as amended (the “Securities Act”), about the Company’s business, operations, and prospects in the Company’s registration statement on Form S-1 related to its initial public offering, and when subsequent disclosures were made regarding these operational issues when the Company announced its fourth quarter and full year 2021 financial results, the Company’s stock price fell, causing significant losses and damages.

On December 16, 2024, the District Court issued an Order granting Preliminary Approval of the Class Action Settlement, Approving Form and Manner of Notice, and Setting Date for Hearing on Final Approval of Settlement. The Company agreed to pay $4,750 in cash and 25 BTC. On January 15, 2025, $2,500 was covered by the Company’s insurance providers and Stronghold paid the remaining $2,250 into escrow. One BTC will be paid monthly for two years. The cash value of each Bitcoin is expected to be calculated monthly according to a price set by the Nasdaq Bitcoin reference price index. As of September 30, 2025, the settlement accrual was $1,825 and represents the value of the remaining 16 BTC to be paid.

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BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 28: LAWSUITS, COMMITMENTS AND CONTINGENCIES (Continued)

Lawsuits (Continued)

iii. Class Action Lawsuit

On May 9, 2025, and as amended on October 21, 2025, a purported shareholder filed a putative class action complaint in the United States District Court for the Eastern District of New York, in a case now titled In re: Bitfarms Securities Litigation, case no 1:25-cv-02630. Co-Lead Plaintiffs Zhao Jun, Gong Lanfang, Michael Pearl, Kazim Khan, and Michael Lawarre sued Bitfarms Ltd., Benjamin Gagnon, Jeffrey Lucas and Geoffrey Morphy alleging violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5, promulgated thereunder. The lawsuit alleges that the Company, its current CEO, its former CFO and its former CEO made materially false and/or misleading statements regarding the Company’s business, operations and internal controls over financial reporting. The Plaintiff seeks class certification, unspecified damages plus interest and attorney and expert witness fees and other costs on behalf of a purported class consisting of all persons and entities (subject to specified exceptions) that purchased or otherwise acquired Company common stock from March 21, 2023 and December 9, 2024. The lawsuit was filed by Pomerantz Law Firm. The Company cannot predict the duration or outcome of this lawsuit at this time. As a result, the Company is unable to estimate the reasonably possible loss or range of reasonably possible loss arising from this lawsuit and no provision was recorded as of September 30, 2025. The Company intends to vigorously defend itself in this matter.

Commitments

The Company is committed to purchase the following property, plant and equipment as of September 30, 2025:

	Notes	2025	2026
Land	i.	5,348	—
HPC/AI infrastructure projects		1,289	—
HPC/AI infrastructure projects in Sharon, Pennsylvania, United States		—	14,775
		6,637	14,775

i.	Agreements to purchase land

In August 2025, the Company entered into agreements to purchase 3 acres of land in Washington State, United States and 181 acres of land in Pennsylvania, United States for $1,898 and $3,500, respectively.

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BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 28: LAWSUITS, COMMITMENTS AND CONTINGENCIES (Continued)

Contingent Liability

As the Company continues to periodically import products into the United States, it is subject to review by the CBP regarding the classification and origin of such imports. Refer to Note 16 for more details regarding the Company's Miners imported in 2021. There were no Miners imported into the United States in 2022 or 2023; and for 2024 and 2025, the Company has not received any assessment or communication of a potential assessment.

Furthermore, the Company took several steps to ensure compliance with CBP rules and regulations by sourcing non-Chinese origin equipment including, but not limited to, the specifications of which non-Chinese production facilities could be supplied under our purchase agreements with Bitmain Development PTE. Ltd., in person factory inspections by the Company’s employees to verify production, and the collection of various importation documents that confer non-Chinese origin. While the Company has addressed certain concerns related to previous importations, additional assessments may be made by the CBP in connection with other importations.

The Company imported 9,399 and 34,179 Miners in the United States during 2024 and 2025, respectively, and had delivered asset values of $25,782 and $130,698, respectively. Importation tariffs from China were 22.4% in 2024 and fluctuated between 22.4% and 150.5% in 2025. Any assessments made on previous importations by the CBP could also include penalties and interest.

At this time, while the Company believes it has taken the appropriate steps to reduce the risk of potential exposure, the Company is unable to predict the outcome of any future assessments or to reasonably estimate the amount, if any, that may be payable in connection with these matters. The facts surrounding each importation may vary and the Company reserves the right and may challenge any assessments.

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BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 29: SUBSEQUENT EVENTS

2024 ATM Program

During the period from October 1, 2025 to October 7, 2025, the Company issued 10,445,797 common shares through the 2024 ATM Program in exchange for gross proceeds of $35,811 at an average share price of approximately $3.43. The Company received net proceeds of $34,705 after paying commissions of $1,106 to the sales agent. The 2024 ATM Program was terminated on October 7, 2025 after $375,000 of gross proceeds was reached. Refer to Note 20 for further details of the Company’s 2024 ATM program.

Credit Facility with Macquarie

In October 2025, the Company converted its Credit Facility with Macquarie as described in Note 18 to an up to $300,000 project-specific financing facility for the development of its data center campus in Panther Creek, Pennsylvania, United States. The Company drew an additional $50,000 from the converted facility, for a total of $100,000 drawn and issued an additional 2,197,127 warrants with a strike price of $5.69 and a term of 5 years. As a result of the project-specific financing facility’s requirements, the restricted cash balance increased from $25,000 to $50,000.

Convertible Senior Notes

In October 2025, the Company issued $588,000 aggregate principal amount of convertible senior notes (the “Convertible Notes”), which included the full exercise of the purchasers’ option to purchase up to an additional $88,000 aggregate amount of Convertible Notes. The Convertible Notes are unsecured, bear interest at 1.375% per annum payable semi-annually and mature on January 15, 2031.

Prior to October 15, 2030, the Convertible Notes may be converted only upon the occurrence of certain events. Thereafter, holders may convert their notes at any time until maturity. Upon conversion, the Company may settle the obligation in cash, common shares, or a combination of both, at its discretion. The initial conversion rate is 145.6876 common shares per $1 principal amount (equivalent to a conversion price of approximately $6.86 per share), representing a 30% premium over the $5.28 reference price (the last reported sale price per common share of Bitfarms on Nasdaq on October 16, 2025), subjected to adjustments upon the occurrence of certain events.

The Convertible Notes are not redeemable prior to October 20, 2028, except in the event of certain changes in Canadian tax law. After that date, the Company may redeem the Convertible Notes, in whole or in part, for cash if the market price of its common shares exceeds 130% of the conversion price for a specified period. In the event of a fundamental change, holders may require the Company to repurchase their notes for cash.

Net proceeds from the offering were approximately $568,860.

Capped call transactions

In October 2025, in connection with the Convertible notes, the Company entered into capped call transactions, with a cap price of $11.88 per share (representing a 125% premium over the reference price).

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BITFARMS LTD.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars, except data relating to number of PPE, shares, warrants, options and digital assets - unaudited)

NOTE 29: SUBSEQUENT EVENTS (Continued)

Redemption options of BTC

In October 2025, the Company exercised its option to redeem the fourth and last installment of the BTC pledged in relation to the purchase of Miners under the November 2024 Order. The Company redeemed 89 BTC for $8,307.

Also in November 2025, the Company exercised its option to redeem the third and fourth installments of the BTC pledged in relation to the purchase of Miners under the March 2025 Swap Order. The Company redeemed 14 BTC for $1,187.

Additionally, during October 2025, the Company exercised its option to redeem the first installment of the BTC pledged in relation to the purchase of Miners under the July 2025 Swap Order. The Company redeemed 14 BTC for $1,492.

Refer to Note 8 and 10 for more details.

Sharon Purchase of Leased Property

In October 2025, the Company acquired the property it was leasing in Sharon, Pennsylvania, from the landlord for a total consideration of $38,745 consisting of $5,000 in cash and $33,745 worth of the Company's shares as at the date of the close. This resulted in the issuance of 8,500,000 shares of the Company to the seller.

Commitment for HPC/AI Infrastructure Projects

In November 2025, the Company entered into a purchase commitment of $128,742, payable over the next 12 months, for the development and expansion of HPC/AI infrastructure projects with a large publicly traded American multinational provider of critical infrastructure and services for data centers. Under the terms of the agreement, the provider will deliver a range of services that include engineering, project management assistance, procurement and manufacturing, site management support and factory acceptance testing, all contributing, in addition to other expenses, to the construction of a fully integrated 18 MW hybrid-built data center in Washington State, United States.

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